NEWS COMMUNICATIONS INC.

November 10, 1995

Dear Shareholders,

It is with pride that we enclose in this mailing our current issue of The Hill - our exciting year-old weekly that covers the United States Congress. Its journalistic excellence and bipartisan acceptance has made it, in its first year, a must read for members of Congress, their staffs and other governmental officials.

The Hill's hard work and commitment to excellence has paid off -- financially. When the nation's decision-makers read, the nation's advertisers react. The Hill has not only turned the corner but is already realizing profits far beyond media expert's expectations. The weekly issue you hold in your hand produced an operating profit of almost $40,000. Our efforts for the last five issues have yielded an average net profit of more than $24,000 per week. And we continue to grow. We anticipate that our $1 million investment may be repaid in our second year of publishing and future profits will result in The Hill quickly becoming our most valuable asset. Industry experts will be talking about this start-up as one of the triumphs of the publishing industry. We are extremely proud of The Hill.

Our success doesn't stop there.

Manhattan File our year-old glossy magazine aimed at the upscale, young, culture-conscious New Yorker has also turned the corner. Although its success may not be as dramatic as our D.C. publication, we are comfortable that it will be profitable in our second year of publishing -- a feat not often heard of in the magazine industry.

We added Long Island Lifestyles -- a supplement, utilizing four-color -- to our thirteen Nassau County publications, resulting in a profit in our second year of publishing this Long Island chain.

Our new Manhattan West Side acquisitions have turned a profit in our first year of publishing.

We have added a fifth community edition to our new Brooklyn Skyline papers and expect to show profit in fiscal 1996, our second full year of publishing.

We have also introduced a new door-to-door newspaper in Bayside, Queens County's most affluent community. Publishing as part of the Queens Tribune, this new paper is expected to broaden the profitability of our dominant 25 year-old Queens County paper.

Our other established weeklies, the extremely successful 35 year-old Dan's Papers in the Hamptons, Manhattan's Spirit and Our Town, and our three publications in the Bronx, Riverdale and Westchester continue to produce a substantial combined profit.

Next year we expect each of our ten subsidiaries and their 23 publications to achieve new levels of profitability. We have negotiated new print contracts that will enable us to maximize profits in spite of a volatile newsprint market. This year, we grew our revenue by more than 35% to more than $19 million. We expect to continue our growth.

Start-ups are the most difficult part of publishing. It is extremely costly and risky to launch new publications. Even though fiscal 1995 will not show an overall corporate profit due to our investment in the start-up of The Hill and Manhattan File, next year we expect to reap the profit of our hard work. We shall strive to continue the dramatic increase in the asset value of News Communications that we achieved this year.

As we look forward to a year of excitement and profit, we'd like to thank our shareholders for their support and confidence.

On behalf of the Board of Directors of News Communications we'd like to wish you and your family a happy holiday season and a healthy and prosperous New Year.


Sincerely,



/s/   Jerry Finkelstein            /s/  Michael Schenkler
-----------------------            ----------------------
Jerry Finkelstein                       Michael Schenkler
Chairman                                President

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 10-QSB

(Mark One)

[x] QUARTERLY REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the quarterly period ended - August 31, 1995

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from                 to
                              ----------------   ---------------

                       Commission File Number 0-18299
                                              -------
                          NEWS COMMUNICATIONS, INC.
                          -------------------------
    (Exact name of small business issuer as specified in its charter)

        Nevada                                       13-3346991
 --------------------------               -------------------------------
(State or other jurisdiction of           (IRS Employer Identification No.)
incorporation or organization)

           174-15 Horace Harding Expwy., Fresh Meadows, New York 11365
        -----------------------------------------------------------------
                    (Address of principal executive offices)

                                 (718) 357-3380
                                 --------------
                           (Issuer's telephone number)


                    ----------------------------------------
                 (Former name, former address and former fiscal
                          if changed since last report)

 Check whether the issuer (1) filed all reports required to be filed by Section 12, 13 or 15 (d) of the Exchange Act during the past 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been
     subject to such filing requirements for the past 90 days. Yes X    No
                                                                  ----    ----


                APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                   PROCEEDINGS DURING THE PRECEDING FIVE YEARS


Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of
securities under a plan confirmed by a court. Yes     No
                                                 ----    ----


                      APPLICABLE ONLY TO CORPORATE ISSUERS


State the number of shares outstanding of each of the issuer's classes of common equity , as of October 13, 1995: 7,793,426 shares $ .01 par value common stock

                                   FORM 10-QSB

                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES

                                TABLE OF CONTENTS

                                                                           PAGE
PART I.      Financial Information


    Item 1.  Financial Statements


             Unaudited Consolidated Balance Sheet
             at August 31, 1995...........................................   3


             Unaudited Consolidated Statements of Operations for
             the three and nine months ended August 31, 1995 and
             August 31, 1994..............................................   5


             Unaudited Consolidated Statements of Cash
             Flows for nine months ended
             August 31, 1995 and August 31, 1994..........................   6


             Notes to Consolidated Financial Statements...................   9


   Item 2.   Management's Discussion and Analysis
             or Plan of Operation.........................................  10


PART II.     Other Information............................................  15
             Item 6. Exhibits and Reports on Form 8-K


Signatures................................................................  16

                                  PART I-ITEM 1

                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED BALANCE SHEET AS OF AUGUST 31, 1995
                                   (UNAUDITED)

ASSETS:
CURRENT ASSETS:

  Cash and Cash Equivalents                                    $       32,586
  Accounts Receivable [Less: Allowance for
    Doubtful Accounts of $1,068,307]                                5,010,544
  Due From Related Parties                                             76,266
  Other Current Assets                                                495,625
                                                              ---------------


  TOTAL CURRENT ASSETS                                              5,615,021

Property and Equipment at Cost- Net of
 Accumulated Depreciation of $644,844                                 663,831
 Goodwill - Net                                                     3,699,030
 Other Assets                                                         169,884
                                                                -------------

  TOTAL ASSETS                                                  $  10,147,766
                                                                =============

                    NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                 CONSOLIDATED BALANCE SHEET AS OF AUGUST 31, 1995
                                    (UNAUDITED)

LIABILITIES AND STOCHHOLDERS' EQUITY:
CURRENT LIABILITIES:

  Accounts Payable                                               $     457,407
  Accrued Expenses                                                     159,979
  Accrued Payroll Taxes                                                 48,501
  Notes Payable - Bank                                                 480,000
  Other Current Liabilities                                            154,956
                                                                --------------

  TOTAL CURRENT LIABILITIES                                          1,300,843

STOCKHOLDERS' EQUITY:
 Preferred Stock, $1.00 Par Value; 500,000 Shares Authorized:


 10% Convertible Preferred Stock, 1,250 Shares Authorized;
 32 Issued and Outstanding, $500 Per Share Per Annum
 Cumulative Dividends, $160,000 Liquidation Value                $          32


 8% Convertible Preferred Stock, 500 Shares Authorized,
 217 Issued and Outstanding, $80 Per Share Per Annum
 Cumulative Dividends, $217,000 Liquidation Value                          217


 12% Convertible Preferred Stock, 200 Shares Authorized,
 200 Issued and Outstanding, $120 Per Share Per Annum
 Cumulative Dividends, $200,000 Liquidation Value                          200


 Common Stock, $.01 Par Value; Authorized 100,000,000
 Shares; 7,934,376 Shares Issued                                        79,344


  Paid-in-Capital Preferred Stock                                      519,873


  Paid-in-Capital Common Stock                                      13,677,385


  (Deficit)                                                         (5,021,399)
                                                                --------------

   Total                                                            $9,255,652
   Less: Treasury Stock [151,000 Shares]-
            At Cost                                                   (408,729)
                                                                --------------

 TOTAL STOCKHOLDERS' EQUITY                                          8,846,923
                                                                --------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $  10,147,766
                                                                ==============

                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    THREE MONTHS ENDED AUGUST 31,         NINE MONTHS ENDED AUGUST 31
                                                    -----------------------------         ---------------------------
                                                     1995               1994                 1995           1994
                                                     ----               ----                 ----           ----
                                                                                UNAUDITED
NET REVENUES                                        $5,602,219        $3,969,208          $13,543,016       $9,312,826
                                                   -----------        ----------          -----------       ----------

EXPENSES:
 Direct Mechanical Costs                             1,617,361         1,344,106            4,094,584        3,013,444
 Salaries, Benefits and
    Outside Labor Costs                              2,494,283         1,547,640            6,732,541        4,178,834
 Rent, Occupancy & Utilities                           232,017           140,408              619,679          367,210
 Provisions for Doubtful Accounts                       87,000            84,000              159,000          173,000
 General and Administrative                            794,770           310,079            2,041,067          942,005
                                                   -----------        ----------          -----------       ----------


 TOTAL EXPENSES                                      5,225,431         3,426,233           13,646,871        8,674,493
                                                   -----------        ----------          -----------       ----------

Operating Income (Loss) Before Interest
 Expense and Interest Income                           376,788           542,975             (103,855)         638,333

Interest Expense                                        (6,803)          (13,339)             (13,278)         (69,829)

Interest Income                                             13             3,802               31,591           36,441
                                                   -----------        ----------          -----------       ----------

NET INCOME (LOSS)                                   $  369,998        $  533,438            $ (85,542)      $  604,945
                                                   ===========        ==========          ===========       ==========

NET INCOME (LOSS) PER SHARE                          $ .05                 $ .07                $(.01)          $ .08
                                                   ===========        ==========          ===========       ==========

WEIGHTED AVERAGE SHARES
OUTSTANDING                                          7,783,376         7,632,549            7,776,286        7,434,227
                                                   ===========        ==========          ===========       ==========

                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  NINE MONTHS ENDED AUGUST 31,
                                                                                 1995                        1994
                                                                                 ----                        ----
                                                                                             UNAUDITED
OPERATING ACTIVITIES:
  Net Income (Loss)                                                            $ (85,542)                $    604,945
                                                                               ----------                ------------
  Adjustments to Reconcile Net
    (Loss) to Net Cash Provided
    by Operating Activities:
   Depreciation and Amortization                                                 373,077                      257,558
   Provision for Losses on Accounts
    Receivable                                                                   159,000                      173,000

 Change in Assets and Liabilities:
   (Increase) Decrease in Accounts
    Receivable                                                                (1,405,859)                  (1,509,640)
   (Increase) Decrease in Other Current
    Assets                                                                      (333,422)                    (702,988)
   (Increase) Decrease in Due from Related Parties                                 3,856                       ----
    Decrease (Increase) in Other Assets                                           23,153                      (18,063)
   (Increase) Decrease in Goodwill                                               (24,033)                      ----
    Increase (Decrease) in Accounts Payable
    and Accrued Expenses                                                        (793,481)                     149,011
    Increase (Decrease) in Payroll Taxes Payable                                 (82,367)                     (79,409)
    Increase (Decrease) in Other Current Liabilities                             148,516                      (67,314)
                                                                               ----------                    ---------

   Total Adjustments                                                          (1,931,560)                  (1,797,845)
                                                                             ------------                 ------------

  NET (DEFICIT) - OPERATING ACTIVITIES -                                      (2,017,102)                  (1,192,900)
   FORWARD

                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   NINE MONTHS ENDED AUGUST 31,
                                                                                 1995                           1994
                                                                                 ----                           ----
                                                                                             UNAUDITED
NET (DEFICIT) - OPERATING ACTIVITIES -
    FORWARDED                                                                 (2,017,102)                    (1,192,900)
                                                                              ===========                    ===========
INVESTING ACTIVITIES:
 Purchase of the Nassau Newspapers                                               ----                          (313,000)
 Purchase of Brooklyn Skyline                                                    ----                          ( 25,000)
 Purchase of Bronx Press Review                                                  ----                           (17,551)
 Sale of Marketable Securities                                                   924,633                        ----
 Capital Expenditures                                                           (120,009)                      (136,583)
                                                                             ------------                  -------------

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                 804,624                       (492,134)
                                                                               ---------                   -------------

FINANCING ACTIVITIES:
  Principal Payments Long-Term Debt                                              (75,747)                      (470,250)
  Proceeds from Exercise of Warrants                                               9,216                      2,055,709
  Dividend on Preferred Stock                                                    (31,020)                       (31,020)
  Proceeds from Notes Payable - Bank                                             480,000                        ----
  Proceeds from Exercise of Stock Options                                         19,758                          1,000
  Payment of Notes Payable                                                       ----                           (81,254)
                                                                               ----------                   -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                        402,207                      1,474,185
                                                                            -------------                  ------------

NET INCREASE (DECREASE) IN CASH                                                 (810,271)                      (210,849)

CASH - BEGINNING OF PERIODS                                                      842,857                      2,832,858
                                                                            ------------                    -----------

CASH - END OF PERIODS                                                        $    32,586                    $ 2,622,009
                                                                           =============                    ===========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
   Interest                                                                  $     9,547                    $    10,754
   Income Taxes                                                                    ----                           ----

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
     On August 18, 1994 the Company acquired certain assets of Brooklyn Skyline Publications, Inc. ("BROOKLYN SKYLINE"). The net purchase price consisted of cash and stock valued at approximately $110,000. On December 9, 1993 the Company acquired certain assets of Long Island News Group and

MB Publishing Co., publishers of eight paid weekly newspapers in Nassau County, New York (the "NASSAU NEWSPAPERS"). The net purchase price consisted of cash and stock valued at approximately $655,000. The cash portion ($313,000) was paid at the time of acquisition with the stock to be issued in annual installments beginning in December 1996.

                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A. Basis of Presentation:
   ---------------------

   The Consolidated Balance Sheet as of August 31, 1995 and the Consolidated Statements of Operations for the three and nine-month periods ended August 31, 1995 and August 31, 1994, and the Consolidated Statements of Cash Flows have been prepared by the company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flow have been made. The results for the interim periods are not necessarily indicative of the results for a full year.

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been consolidated or omitted. These consolidated financial statements should be read in conjunction with the Company's annual report Form 10-KSB for the fiscal year ended November 30, 1994 and the related audited financial statements included therein.


B. Income/Loss per Share:
   ---------------------

   Loss per share is based on the weighted average number of shares outstanding during the periods.

                                  PART I-ITEM 2
                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

       News Communications, Inc. publishes various weekly community newspapers and related targeted audience publications.

       The Company publishes the DAN'S PAPERS, and the MONTAUK PIONEER, OUR TOWN, thE MANHATTAN SPIRIT, the CHELSEA CLINTON NEWS, and the WESTSIDER, the QUEENS TRIBUNE, the BRONX PRESS REVIEW, (and the RIVERDALE
REVIEW and WESTCHESTER LIFESTYLES), the NASSAU NEWSPAPERS, (including LYNBROOK USA, MALVERNE TIMES, ROCKVILLE CENTRE NEWS & OWL, VALLEY STREAM MAILEADER, INDEPENDENT VOICE OF LONG BEACH, OCEANSIDE & ISLAND PARK, ROCKVILLE CENTRE-OCEANSIDE BEACON, BALDWIN CITIZEN, EAST ROCKAWAY OBSERVER, six editions of the LONG ISLAND MARKET and LONG ISLAND LIFESTYLES) and the BROOKLYN SKYLINE all weekly regional newspapers. The Company also publishes a monthly glossy magazine, MANHATTAN FILE, and THE HILL, a weekly newspaper devoted to coverage of the United States Congress. The following table sets forth, for the periods indicated, certain information relating to each of the Company's publications and to certain expenses incurred by the parent company, News Communications, Inc. The numbers set forth below reflect the operations of the following acquired or start-up publications from the dates indicated: BRONX PRESS REVIEW - December 1992; NASSAU NEWSPAPERS - December 1993; BROOKLYN SKYLINE - August 1994; MANHATTAN FILE - August 1994; THE HILL - September 1994; WESTSIDE PUBLICATIONS - September 1994. The information for the three and nine months ended August 31, 1995 and August 31, 1994 is unaudited.

                                                        Three Months Ended August 31,     Nine Months Ended August 31,
                                                           1995             1994             1995             1994
                                                                                   Unaudited
NET REVENUES:
Existing Publications:
 Queens Tribune                                        $  896,695        $   901,447     $ 2,320,369       $2,292,841
 Dan's Papers                                           1,621,268          1,423,318       2,535,152        2,203,808
 Manhattan Spirit                                         392,993            424,938       1,231,335        1,295,716
 Our Town                                                 358,883            392,495       1,146,363        1,185,317
 The Bronx Press Review                                   257,748            239,245         731,827          760,630
 Nassau Newspapers                                        733,694            575,872       1,998,153        1,562,621
                                                       ----------         ----------     -----------      -----------
Total Net Revenues - Existing Publications              4,261,281          3,957,315       9,963,199        9,300,933
                                                         --------        -----------     -----------      -----------
Acquisitions and Start-ups:
 The Hill                                                 403,379            ----          1,019,991          ----
 Manhattan File                                           365,629            ----          1,041,547          ----
 Brooklyn Skyline                                         300,915             11,893         752,111           11,893
 Westside Publications                                    271,015               ----         766,168          ----
                                                    -------------      -------------    ------------      -----------
Total Net Revenues Acquisitions and Start-ups           1,340,938             11,893      3,579,817            11,893
                                                    -------------      --------------   ------------      -----------
TOTAL NET REVENUES                                    $ 5,602,219        $ 3,969,208    $ 13,543,016      $ 9,312,826
                                                      ===========        ===========    ============      ===========

INCOME (LOSS) PUBLICATIONS BEFORE GOODWILL:
Existing Publications:
 Queens Tribune                                      $    170,510       $    192,884         553,402          582,356
 Dan's Papers                                             608,029            575,612         773,440          655,005
 Manhattan Spirit                                          27,399             24,827          84,394           78,271
 Our Town                                                  40,559             33,538         184,143          179,955
 The Bronx Press Review                                   (17,643)            19,727        (13,695)           73,595
 Nassau Newspapers                                         72,834             12,610          95,538           (6,070)
                                                    -------------       -------------    -----------      -----------
Income - Existing Publications                            901,688            859,198       1,677,222        1,563,112
                                                    -------------       ------------     -----------      -----------
Acquisitions and Start-ups:
 The Hill                                                 (54,442)            ----          (354,662)         ----
 Manhattan File                                           (76,005)           ----           (212,808)         ----
 Brooklyn Skyline                                         (21,628)              (670)        (59,106)            (670)
 Westside Publications                                      7,252               ----          38,021          ----
                                                    -------------       ------------     -----------      -----------
Income (Loss) Acquisitions and Start-ups                 (144,823)              (670)       (588,555)            (670)
                                                    -------------       ------------     -----------      -----------
INCOME (LOSS) - PUBLICATIONS                         $    756,865         $  858,528      $1,088,667       $1,562,442
                                                    =============       ============     ===========      ===========

INCOME (LOSS) PUBLICATIONS AFTER GOODWILL (1):
Existing Publications:
 Queens Tribune                                          $143,793         $  166,167         473,251          502,205
 Dan's Papers                                             595,354            562,937         735,414          616,979
 Manhattan Spirit                                          27,399             24,827          84,394           78,271
 Our Town                                                  27,098             20,077         143,760          139,573
 The Bronx Press Review                                   (21,205)            17,227         (24,380)          66,095
 Nassau Newspapers                                         65,085              5,110          72,291          (28,570)
                                                    -------------       ------------     -----------      -----------
Income - Existing Publications                            837,524            796,345       1,484,730        1,374,553
                                                    -------------       ------------     -----------      -----------


Acquisitions and Start-ups:
 The Hill                                                 (54,442)           ----           (354,662)           ----
 Manhattan File                                           (76,005)              (670)       (212,808)             (670)
 Brooklyn Skyline                                         (23,022)           ----            (63,288)           ----
 Westside Publications                                      3,991            ----             28,238            ----
                                                    -------------       ------------     -----------      ------------
Income (Loss) Acquisitions and Start-ups                 (149,478)              (670)       (602,520)             (670)
                                                    -------------       ------------     -----------      ------------
INCOME (LOSS)-PUBLICATIONS                           $    688,046       $    795,675       $ 882,210       $ 1,373,883
                                                    =============       ============     ===========      ============

PARENT COMPANY EXPENSES:
 Personnel, Rent, General and Administrative              311,258            256,502         986,066           773,739
 Interest (2)                                               6,790              5,735         (18,314)           (4,801)
                                                    -------------       ------------     -----------      ------------
 Total Parent Company Expenses                            318,048            262,237         967,752           768,938
                                                    -------------       ------------     -----------      ------------

NET INCOME (LOSS)                                    $    369,998       $    533,438       $ (85,542)     $    604,945
                                                    =============       ============     ===========      ============


(1)  Reflects expense for amortization of goodwill by publication as follows:

                                                      Three Months Ended August 31,        Nine Months Ended August 31,
                                                           1995               1994            1995               1994
Queens Tribune                                           $26,717           $26,717          $80,151         $   80,151
Dan's Papers                                              12,675            12,675           38,026             38,026
Our Town                                                  13,461            13,461           40,383             40,383
The Bronx Press Review                                     3,562             2,500           10,685              7,500
Nassau Newspapers                                          7,749             7,500           23,247             22,500
Brooklyn Skyline                                           1,394            ---               4,182              ----
Westside Publications                                      3,261            ---               9,783              ----
                                                      ----------     ------------         ---------         ----------
                                                      $   68,819        $   62,853        $ 206,457         $  188,560
                                                      ==========        ==========        =========         ==========

(2) Net of interest income of $13 and $3,802 for the three months ended August 31, 1995 and 1994 respectively and $31,592 and $38,189 for the nine months ended August 31, 1995 and 1994 respectively.


RESULTS OF OPERATIONS:

The following discussion compares results of operations for the three months ended and nine months ended August 31, 1995 and August 31, 1994.

THREE MONTHS ENDED AUGUST 31, 1995 AND AUGUST 31, 1994


NET REVENUES:

         Total revenues from existing publications were up just over 7%. The QUEENS TRIBUNE had a decrease of 1% due to the "Official Guide to Queens" being published in the fourth quarter of this year as compared to the third quarter last year, offset by additional revenues from its new Bayside Trib at Home edition. The addition of Long Island Lifestyles, a four color lifestyle section which is included in all the existing NASSAU NEWSPAPERS publications has enabled advertisers to make an effective regional buy and helped increase revenues for the NASSAU NEWSPAPERS by 27%. DAN'S PAPERS has continued to expand its geographic base to the North Fork of Long Island and further west in the Hamptons, increasing its revenues by14%. There were decreases in revenues of 8% at both the MANHATTAN SPIRIT and OUR TOWN, attributed in part to a change in sales management and a shift away from lower margin sales. The BRONX PRESS REVIEW revenues were up by 7% as a result of increased sales efforts. The additional revenues generated by the acquisitions and start-ups has brought the total revenues for the quarter to more than $5,600,000, an increase of 41%.

INCOME (LOSS) - PUBLICATIONS:

         Net Income from existing publications increased by 5%, even as newsprint prices have continued increasing. The Company has been engaging in ongoing negotiations with paper suppliers and reviewing contracts with printers which has enabled it to continue to maintain profits. The decrease in income for the QUEENS TRIBUNE is attributed to the shifting of its "Official Guide to Queens" to the fourth quarter. DAN'S PAPERS income had an increase of 6% as a result of the increase in revenues. The BRONX PRESS REVIEW had a loss compared to last year as a result of a change in management, repositioning it for growth.. Income for NASSAU NEWSPAPERS showed an increase of 478% as a result of its expansion with Long Island Lifestyles. The MANHATTAN SPIRIT and OUR TOWN both were able to maintain last years profit levels. Acquisitions and Start-ups continued their move towards profitability. The Company is continuing to focus on increasing sales and controlling costs.

PARENT COMPANY EXPENSES:

      The increase in parent company expenses of 21% was primarily a result of increased rent and personnel costs required for the continuing corporate growth and expansion.

NINE MONTHS ENDED AUGUST 31, 1995 AND AUGUST 31, 1994

NET REVENUES:

         Total revenues from existing publications were up over 7%. The addition of Long Island Lifestyles, a four color lifestyle section which is included in all the existing NASSAU NEWSPAPERS publications has enabled advertisers to make an effective regional buy and helped increase revenues for the NASSAU NEWSPAPERS by 28%. The QUEENS TRIBUNE has expanded with an edition in the affluent Bayside section of Queens and will be realizing additional revenues in future periods. DAN'S PAPERS has continued to expand its geographic base to the North Fork of Long

Island and further west in the Hamptons, increasing its revenues by 15%. The additional revenues generated by the acquisitions and start-ups has brought the total revenues for the six months to over $13,000,000, an increase of 45%.

INCOME (LOSS) - PUBLICATIONS:

         Net Income from existing publications increased by more than 7%. DAN'S PAPERS had an increase of 19% as a result of the increase in revenues and tighter financial controls. The BRONX PRESS REVIEW had a slight loss compared to a profit last year as a result of the sale of its building last year. The increase in sales for NASSAU NEWSPAPERS resulted in a profit this year as compared to a loss of over $6,000 last year. All other existing publications were able to maintain last years profit levels. The Company is continuing to focus on increasing sales and controlling costs. As newsprint prices have increased, the Company continues to engage in ongoing negotiations with paper suppliers and review contracts with printers in order to continue to increase profits .

PARENT COMPANY EXPENSES:

      The increase in parent company expenses of 27% was primarily a result of increased rent and personnel costs required for the continuing corporate growth and expansion.


LIQUIDITY AND CAPITAL RESOURCES:

      At August 31, 1995, the Company had an excess of current assets over current liabilities in the amount of approximately $4,315,000. In January 1995, $85,000 was used to pay notes and accrued interest incurred with the acquisition of the BRONX PRESS REVIEW. In May 1995 the Company obtained a $500,000 working capital line of credit, from a bank, to be used to offset seasonal fluctuations in cashflow.

      Although there can be no assurance, management believes that the Company's operations will generate positive cash flow for the fiscal year ending November 30, 1995. It is the opinion of management that the line of credit and cash on hand from operations are expected to be sufficient to meet the Company's cash needs on an ongoing basis.

      PART II.  OTHER INFORMATION


      ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K


            A.  Exhibits - None


            B.  Reports on Form 8-K - None

                                   SIGNATURES



In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             NEWS COMMUNICATIONS, INC.
                                   (Registrant)








Date: October 18, 1995                       By:/s/ Michael Schenkler
                                                ---------------------
                                                Michael Schenkler, President




Date: October 18, 1995                       By:/s/ Robert Berkowitz
                                                --------------------
                                             Robert Berkowitz, Controller

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    FORM 10-KSB


        (Mark One)

                  ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE
        [  X  ]   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  For the fiscal year ended  November 30, 1994
                                 OR

                  TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF
        [     ]   THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  For the transition period from                to
                                                 --------------    ------------

                           Commission file number 0-18299
                                                  -------

                              NEWS COMMUNICATIONS, INC.
                    --------------------------------------------
                   (Name of small business issuer in its charter)

                      Nevada                         13-3346991
          -----------------------------------      ----------------------------
          (State or other jurisdiction of          (I.R.S. Employer
           incorporation or organization)           Identification No.)


    174-15 Horace Harding Expressway, Fresh Meadows, New York         11365
    ----------------------------------------------------------  ----------------
      (Address of principal executive offices)                    (Zip Code)

         Issuer's telephone number, including area code:  (718) 357-3380
                                                          ----------------

    Securities registered pursuant to Section 12(b) of the Exchange Act:   None
        Securities registered pursuant to Section 12(g) of the Exchange Act:

   Common Stock, par value $.01 per share  Redeemable Class A Warrants   Redeemable Class B Warrants
   --------------------------------------  ---------------------------   ---------------------------
   (Title of class)                             (Title of Class)             (Title of Class)

   Redeemable Class C Warrants             Redeemable Class D Warrants   Units, each consisting of one share
   ---------------------------             ---------------------------
   (Title of class)                              (Title of Class)         of Common Stock, one Redeemable
                                                                          Class C Warrant and one
                                                                          Redeemable Class D Warrant
                                                                          --------------------------
                                                                               (Title of Class)

        Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
   Yes   X    No
       -----     -----
             Check if there is no disclosure of delinquent filers in response to
   Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form
   10-KSB or any amendment to this Form 10-KSB.  [   ]

             The issuer's revenues for its most recent fiscal year were $13,812,817.

             As of February 28 1995, 7,768,076 shares of Common Stock were outstanding. The aggregate market value of shares of Common Stock (based on the last sale price as reported by NASDAQ) held by non-affiliates of the issuer was approximately $13,615,000.

                        DOCUMENTS INCORPORATED BY REFERENCE

                                        None

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS.


          News Communications, Inc., a Nevada corporation formed in 1986 (the Company ), has been primarily engaged, through various wholly owned and partly-owned subsidiaries, in the publication and distribution of advertiser supported, community oriented newspapers and related targeted audience publications. The community newspapers are directed at specific geographic communities and, for the most part, distributed free of charge to selected residences and business establishments in those communities. Each publication focuses on the lifestyle, culture, arts, entertainment, politics and social issues of particular interest to the group of communities at which it is directed. Some of the papers publish different editions (with variations in editorial content and advertising) which are distributed to each community in the targeted group. The principal source of the Company's revenues (94% for the fiscal year ended November 30, 1994) is the sale of advertising space in its publications.

          As used herein, unless the context requires otherwise, the term Company refers to News Communications, Inc. together with its subsidiaries, Access Network Corp. ("Access"), publisher of the Manhattan Spirit (formerly called the West Side Spirit), Tribco Incorporated ("Tribco"), publisher of the Queens Tribune and the Western Queens Tribune, Dan's Papers Inc. ("DPI"), publisher of Dan's Papers and the Montauk Pioneer, Manhattan Publishing Corp. ("MPC"), publisher of Our Town, and Parkchester Publishing Co., Inc., publisher of the Bronx Press Review, Riverdale Review, and Westchester Lifestyles, Long Island Community Newspaper Group, Inc. ("LICNG"), publisher of Lynbrook USA, the Malverne Times, the Rockville Centre News & Owl, the Valley Stream MAILeader, the Independent Voice of Long Beach, Oceanside & Island Park, the Rockville Center-Oceanside Beacon, the Baldwin Citizen, the East Rockaway Observer, six editions of Long Island Market and Long Island Lifestyles (collectively, the "Nassau Newspapers"), Manhattan File Publishing, Inc. ("Manhattan File"), publisher of Manhattan File, Capitol Hill Publishing, Inc. ("Capitol Hill"), publisher of The Hill, Brooklyn Newspaper Publishing, Inc. ("Brooklyn"), publisher of Brooklyn Skyline, and Westside Newspaper Corp. ("Westside"), publisher of Chelsea-Clinton News and the Westsider.

          While the Company is also striving to expand the business of its current publications through more intensive sales efforts, it believes that the major opportunities for growth in community newspapers lie through acquisitions of existing publications. Such acquisitions would afford the Company an established presence in the marketing and circulation areas covered by the acquired publications. As opposed to starting up new publications, an acquisition policy also changes a competitor into an ally and, management believes, offers a faster possible return on investment. On the other hand, acquisitions may carry with them negative attributes of their predecessors, such as duplicative staffing which may be costly and disruptive to eliminate and policies, procedures and matters of corporate culture which could be well-established but different from or contrary to those of the acquiring entity. Acquisitions can also be costly to effectuate and may subject the Company to large charges against earnings to amortize their good will, as has been the Company's experience. Consequently, the Company is also considering low-cost methods to initiate new publications to complement its existing newspapers.

          The Company's business plan is to develop a regional group of publications in the greater New York metropolitan area. The Company's management intends to seek acquisition candidates and other expansion opportunities in the New York region. The Company also desires to expand to other areas as resources permit, including areas such as New Jersey, Connecticut, Massachusetts and resort communities throughout the United States.

          In furtherance of its business plan, the Company underwent considerable expansion in 1994. This included the acquisition of community newspapers in Nassau County (the suburban Long Island county just east of New York City), Brooklyn and Manhattan.

          The Company also believes that it has developed the talent and expertise to expand into media ventures other than community newspapers. Thus, in 1994, the Company launched two new products - Manhattan File, a glossy magazine directed at the young urban Manhattanite, and The Hill, a newspaper covering the United States Congress.

          The Company's management believes that advertisers would be receptive to the wide circulation at relatively low cost that could be offered by a related group of publications providing a broad metropolitan area audience. Because the marginal costs of adding editorial and advertising content are generally significantly lower than the additional advertising revenues that would be derived, management believes that it can offer potential new advertisers low rates and still increase its operating profits. It also believes the Company can take advantage of economies of scale, combination of operations and other synergies not available to individual publications. In management's opinion, businesses of the type that advertise in local newspapers such as those published by the Company, such as merchants and other local businesses, are apt to consider such newspapers favorably when compared to other advertising media because of the ability of such newspapers to reach specifically targeted audiences. The advertisers need not pay rates that are based on broader audiences not of interest to them.

The Manhattan Spirit

          Access publishes the Manhattan Spirit, a weekly free circulation newspaper founded in 1985, which focuses on the lifestyle, culture, arts, entertainment, politics and social issues of interest to the West Side and lower Manhattan. Access editors and support staff, together with a variety of contributing free-lance writers and columnists, write and edit all material for each weekly issue of the Manhattan Spirit and perform all composition, layout, and typesetting work. Printing is performed by outside contractors. In addition, the Manhattan Spirit offers graphics and printing services to its customers.

          The Manhattan Spirit has won many awards, including, in the past two fiscal years, New York State Bar Association awards for excellence in journalism. Various national and international magazines have reprinted articles from the Manhattan Spirit, including Glamour Magazine and Cosmopolitan
                                              ----------------     ------------
International, but this is not a significant source of revenue.  Editorial
-------------
content includes columns by well-known columnists in the fields of food and wine, movies and social advice. Other columnists and writers focus on finance, theatre and topics of community interest.

          The Manhattan Spirit is printed in a tabloid format with a 4-color front page. It is distributed Thursday and Friday of each week by independent contractors in bulk to locations throughout Manhattan. The principal places of distribution are lobbies of luxury apartment buildings, restaurants, banks, supermarkets and various other business establishments as well as in sidewalk distribution boxes.

Our Town

          Our Town, a 25-year-old weekly publication distributed in a single edition predominantly on Manhattans Upper East Side, was acquired by the Company in May 1991. The Company believes it is Manhattans largest free circulation weekly community newspaper. Almost all of its income derives from display and classified advertising.

          Our Town is published in a 4-color tabloid format. Delivery is made by independent contractors to apartment house lobbies, banks, supermarkets and sidewalk distribution boxes.

          The stock of MPC is pledged to secure payment of a portion of the acquisition price of Our Town.

Dan's Papers

          Dan's Papers, published by DPI, focuses on the lifestyle, culture, arts, entertainment, politics and social issues of interest to the resort areas of the South and North Forks of Eastern Long Island, New York, particularly the wealthy resort area known as the
Hamptons.   Its articles and columns include humor, news, celebrity profiles, reviews of art gallery shows, restaurants, concerts, nightclubs and movies, social satire, editorial cartoons, local environmental and political issues, as well as a special section on real estate. Dan's Papers is published in tabloid format (with a glossy cover for approximately 17 summer and 9 other issues) on a weekly basis. It is distributed each week to locations on Eastern Long Island, including art galleries, gift shops, supermarkets, newspaper and card shops, restaurants and boutiques. There is also weekly distribution in Manhattan. Management of the Company believes that Dan's Papers has the largest circulation in Eastern Long Island of any publication.

          DPI also publishes the Montauk Pioneer, which has been designated by the Montauk Village Association as the official newspaper of the community of Montauk.

          Dan's Papers was first published in 1960 by Mr. Daniel Rattiner, and is believed by the Company to be the first free resort newspaper in the United States. The Company acquired its 80% interest in DPI (Mr. Rattiner is the owner of the other 20%) in October 1988. Mr. Rattiner continues to be the publisher and editor of Dan's Papers under an employment agreement with DPI expiring in 1998, subject to earlier termination on certain conditions.

Queens Tribune

          In May 1989, Tribco acquired, by way of merger, all the outstanding stock of two companies which, together, published and distributed the Queens Tribune, which now consists of eight free circulation editions and one paid-circulation edition weekly community newspapers serving areas in Queens County in New York City. Included in such editions are three editions of the Western Queens Tribune, a four-year old weekly publication distributed in areas in western Queens County not previously served by the Queens Tribune.

          The Queens Tribune was started in 1970 and is believed by the Company to have the largest circulation of any weekly community newspaper in Queens County. The format is a tabloid with four-color front and additional pages. Editorial content focuses on local, borough-wide and occasionally city-wide political and social issues. Features include community news and activities of the week, crime reports, restaurant reviews and similar matters of interest to the targeted circulation area. Substantially all of the articles and columns are written by Tribco's editors and support staff. The Queens Tribune has won numerous awards for journalistic excellence. Delivery is made by independent contractors to heavy traffic locations, such as banks, supermarkets, and sidewalk distribution boxes. Printing, graphics, consulting, distribution, flyer and insert revenue are significant sources of income to the Queens Tribune operation, providing approximately 17% of its revenues in the fiscal year ended November 30, 1994.

The Bronx Press Review, Riverdale Review and Westchester Lifestyles

          On December 18, 1992, the Company acquired Parkchester Publishing Co., Inc., publisher of the Bronx Press Review for a net amount of approximately $336,600. The Bronx Press Review is a fifty-three year old paper which took on a Bronx-wide identity to fill a vacuum left by the absorption of the daily Bronx Home News by the New York Post in the late 1940s. It is a tabloid paper with a 4-color front and back page that presently prints 12,000 copies weekly. It has a paid circulation of about 6,000. As a promotion effort to increase subscribers, the paper is being distributed on a complimentary basis to 5,000 families a week. The Bronx Press Review has been designated by the New York City Council as the official newspaper of Bronx County for the publication of he Concurrent Resolutions of the Legislature.

          In the last quarter of 1993, the Company began two new publications - the Riverdale Review, which serves the affluent Riverdale area of the Bronx, and Westchester Lifestyles, which is directed to persons residing in Westchester County, the county with the greatest number of households having annual incomes in excess of $100,000 in the United States.

          The Riverdale Review is a community weekly covering the news, events, people and lifestyles of the Riverdale community. It is distributed free of charge throughout the affluent northwest Bronx community which it serves. 19,000 copies are distributed door-to-door to private homes, in bulk to the lobbies and mailrooms of the 175 apartment buildings in the area, and through street distribution boxes and other bulk distribution to high traffic businesses and religious and educational institutions.

          Westchester Lifestyles is a free distribution bi-weekly newspaper which covers the dining, entertainment and leisure fields. It is directed to readers over 35 years of age in most affluent towns and villages in this well-to-do county and is distributed to hundreds of high traffic locations in these areas.

The Nassau Newspapers

          On December 9, 1993, the Company, through its wholly-owned subsidiary, Long Island Community Newspaper Group, Inc. ("LICNG"), acquired the assets of the eight Nassau Newspapers from a group of sellers for an aggregate purchase price of approximately $350,000 in cash and 162,143 shares of Common Stock, which will be issued on the three anniversary dates of the closing beginning on December 9, 1996. The shares of Common Stock to be issued had an aggregate market value of $709,375 but, because of the deferral of their issuance and their nature as restricted securities, have been valued by the Company at approximately $355,000 for financial accounting purposes. Mr. Barry Manning has been employed by LICNG to continue as publisher of the Nassau Newspapers.

          Each of the Nassau Newspapers serves a community in Nassau County, New York, a suburban county adjacent to Queens County in New York City. The oldest of the Nassau Newspapers has been in continuous publication for 87 years. The group averages over 50 years of continuous weekly publication per paper. Each of the Nassau Newspapers has been designated as the official newspaper of its community. The Company has expanded into six additional Nassau County communities with a shopper-type publication called the Long Island Market.

          Recently the Company has developed a new publication, Long Island Lifestyles, which serves as a second section to its fourteen existing Nassau publications and is also distributed by itself in heavily trafficked areas. This new product offers moderately priced advertising to the central and south Nassau marketplace.

Manhattan File

          Manhattan File is a monthly (plus 2 special issues annually), 4-color, perfect bound, glossy magazine that debuted in August 1994. It targets 25-45 year-old young, affluent Manhattan residents who are fashion and style conscious. With stories on the latest fashion trends for young men and women, ideas on interior decorating, dining tips, profiles and interviews with successful thirtysomethings and a comprehensive arts and entertainment guide for the young and wealthy. Manhattan File fills a local niche that the Company believes is not served by any other New York publication.

          During the first week of each month, 50,000 complimentary copies are distributed to the luxury buildings on the upper East Side, upper West Side, SoHo and the West Village neighborhoods of Manhattan, as well as to various restaurants, boutiques, salons, nightclubs, health clubs and in 100 signature distribution boxes throughout Manhattan. In all, there are more than 800 distribution sites where young people live or frequent.

          National advertisers targeted are high-end fashion, jewelry, liquor, tobacco, and automotive; on the local front, categories targeted include health clubs, restaurants, boutiques, art auction houses, hotels and cultural institutions. Well-known national advertisers have been joined by many local advertisers including prestigious restaurants, auction houses and hotels.

          Manhattan File is one of only two free distributed glossy magazines targeting young people in Manhattan. The other is City magazine, which debuted
                                                   ----
a few months before Manhattan File. To a lesser extent, other competitors include national magazines like Details and Rolling Stone. Also, locally there
                                -------     -------------
is a small competitive overlap for advertising with the paid weekly newspaper The Village Voice and the free weekly newspaper The New York Press.
-----------------                               ------------------

Brooklyn Skyline

          The Brooklyn Skyline, which was acquired by the Company in August 1994, is published weekly in four editions which are distributed door-to-door in Brooklyn's southern tier, saturating an area of more than 100,000 families. Originally a tabloid shopper-type publication, the Company is in the on-going process of converting the Brooklyn Skyline to a community newspaper to complement its other publications. The introduction of "Koch at the Movies," the News Communication Telephone Poll and the Company's Citywide political page "NYConfidential" in addition to local news coverage by newly hired Brooklyn reporters distinguish the Brooklyn Skyline from its major competition, The
                                                                       ---
Marketeer, an established door-to-door shopper.  In addition to its established
---------
display sales effort, the Company introduced a classified advertising section. Additional revenue is also generated by the occasional sale of distribution of circulars to accompany the door-to-door distribution of Brooklyn Skyline. The Brooklyn Skyline operates out of a small office in the Mill Basin section of Brooklyn. It is printed on newsprint with the use of spot color and is distributed by crews supervised and trained by the Company. Gregg Linder, Brooklyn Skyline's former owner and publisher, signed a five year contract to remain with the Company.

Chelsea-Clinton News and Westsider

          The Chelsea-Clinton News and Westsider are the only paid circulation weekly newspapers on the West Side of Manhattan. The Westsider, a 24-year-old community newspaper, covers the area from 59th-125th Streets from Riverside Drive to Central Park West. The Chelsea-Clinton News, a 56-year-old community newspaper, covers the area from 14th-59th Streets from 5th Avenue to 11th Avenue. These two publications rely on revenue from display advertising, classified advertising, subscriptions, newsstand sales, legal advertising and from an in-house typesetting shop that brings in more than 20% of the annual revenue. The Chelsea-Clinton News and Westsider were acquired by the Company in October 1994.

The Hill

          In September 1994, the Company embarked on its most ambitious undertaking to date -- the publication of The Hill, a new weekly newspaper devoted to the coverage of the United States Congress. Martin Tolchin, an award-winning, forty year veteran of the New York Times signed a five year contract to serve as publisher and editor and chief of The Hill. The paper, which offers comprehensive coverage of every aspect of Congress and life in the Capitol, is distributed free of charge to members of Congress and their staffs. The Hill derives the largest portion of its revenue from the sale of display advertising to companies wishing to influence the decisions of Congress. Additional revenues come from classified advertising, local retail advertising, subscriptions and the sale of the paper outside of the Capitol area. The Hill is operated out of its own offices in Washington, D.C. It is printed on newsprint in black ink and process four color. It is distributed on Capitol Hill through the Capitol's Post Office.

Printing and Production

          The printing of each of the Company's publications is presently done by independent printing shops. The Company sends to the printer completely composed, laid-out, typeset pages for photo-offset reproduction. In each case, the printer is able to provide all of the necessary materials (i.e., paper, ink,
                                                               ----
etc.) for printing, and bills the Company for its services and materials used. In some instances, the Company purchases its own paper rather than that supplied by the printer. The Company believes that it obtains its printing services at competitive prices, and if, for any reason, the arrangements that it has with its printers should terminate, management believes that similarly favorable arrangements could be had with several other printing shops in or around New York City.

Advertisers and Readers; Marketing Activities

          Most of the Company's publications are primarily distributed free of charge to their readers. The Bronx Press Review, the eight Nassau Newspapers, the Westsider and Chelsea-Clinton News and one edition of the Queens Tribune are paid circulation publications. The primary source of the Company's revenue is through the sale of advertising space in the publications, although several of the weekly publications also offer graphics and printing services to outside service purchasers, including several school publications. The advertising revenues of each of the Company's publications ar derived from a wide variety of businesses and individuals reflecting the varied opportunities, tastes and demands of the residents of each of the targeted distribution areas. Currently, at least 85% of the advertising space in the Company's publications which have been in existence at least six months represents multiple insertion advertising (where an advertising client runs an advertisement in two or more issues of a publication). This percentage has remained fairly stable for the Company's publications over the last three years. On a year-to-year basis, the Company estimates that, over the last three fiscal years, approximately two-thirds of its display advertising revenues have been from advertisers who were advertisers in the prior year. No one advertising client represents more than 5% of the Company's advertising revenues. Classified advertising has been a growing area of revenues for the weekly publications, as has been advertising directed to telephonic response.

          The Company employs sales representatives who are compensated, for the most part, with incentive-based compensation packages. The Company has commenced supplementing the sales activities of the individual publications with centralized group sales activities seeking advertisers for all or a combination of the Company's publications. Management believes such a program is particularly attractive to advertisers who seek audiences throughout the greater New York metropolitan area, such as chain store and franchise operations.

Competition

          The Company competes directly for advertising revenues with newspapers and magazines which are sold to readers or are distributed free, as well as other advertising media. The Company does not significantly compete, however, with other publishers of newspapers or magazines for paid circulation revenues as most of its publications are distributed free of charge to its readers.

          Those newspapers and magazines competing with the Manhattan Spirit and Our Town for advertising and targeted at Manhattan or parts thereof include, among others, the Resident, New York Press, New York Observer, New York Magazine
                  --------------------------------------------------------------
and The Village Voice.  In order to compete with the lower advertising rates of
    ------------------
smaller publications in the Manhattan Spirit's market area, the Company utilizes a split zone program whereby advertisers may purchase space in only half of the Manhattan Spirit's copies at an appropriately reduced rate. During the months from May through September, Dan's Papers serves the same market as Hampton
                                                                   -------
Magazine, a free circulation publication.  Dan's Papers is aimed at the same
---------
market as the East Hampton Star and the Southampton Press, which are sold to
              -----------------         ------------------
readers and not distributed free of charge. The Montauk Pioneer is the only paper that serves Montauk. The Queens Tribune competes with many publications, including Newsday and the free circulation publications Queens Chronicle and
          -------                                       ----------------
Queens Courier, both of which are somewhat smaller in circulation and
--------------
advertising revenue than the Queens Tribune. The Bronx Press Review competes against community newspapers such as the Bronx Times Reporter and the Bronx
                                         --------------------         -----
News.
-----

          The Riverdale Review is the only saturation circulation, free distribution newspaper serving that affluent community. The Riverdale Press, a
                                                            ---------------
paid circulation weekly, has a smaller circulation. The Company believes that there is no similar publication distributed in the same manner as Westchester Lifestyles in Westchester County. The Gannett Suburban Newspapers have a weekend section, published in their paid-circulation daily papers on Thursdays, which contain some similar information and advertising, and a new weekly publication, Westchester Weekly,
                                                           -------------------
published by the Advocate of Stamford, Connecticut, a free circulation paper directed to a younger audience.

          In addition to Newsday, the daily newspaper in Nassau County, the
                         --------
Nassau Newspapers have several other weekly competitors in the south-west section of the county. These include the South Shore Tribune, a free circulation
                                         --------------------
newspaper, a group of paid circulation newspapers published by Richner Publications, and Pennysaver/This Week and Shoppers Guide, two free circulation
                  --------------------     --------------
shopper publications. In addition, there is a free circulation television listing magazine entitled Prime Time.
                          -----------

          Manhattan File is one of only two free distributed glossy magazines targeting young people in Manhattan. The other is City magazine, which debuted
                                                   ----
a few months before Manhattan File. To a lesser extent, other competitors include national magazines like Details and Rolling Stone. Also, locally there
                                -------     -------------
is a small competitive overlap for advertising with the paid weekly newspaper The Village Voice and the free weekly newspaper The New York Press.
-----------------                               ------------------

          Although there is no competition for subscriptions or legal revenue because there are no other paid circulation weeklies on the West Side, the Chelsea-Clinton News and Westsider do compete for display and classified advertising with other free weeklies on the West Side, including the Manhattan Spirit and The Resident.
           ------------

          The Brooklyn Skyline is one of a number of free distribution papers in Brooklyn. The Marketeer, an established door-to-door shopper, is its primary
               ---------
competitor.

          The Hill services the same market as Roll Call, an established
                                               ---------
newspaper published twice weekly.

          There are numerous other publications distributed in the Company's circulation areas, some of which have resources substantially greater than those of the Company, which compete for advertising against the Company's publications. Management of the Company expects to be competitive because the Company can offer customers the ability to focus its advertisements on a specific market, thereby giving the customer a chance to control costs by narrowing its advertising scope and eliminating waste. Management believes that, over the years of publication, the Company's newspapers have developed a favorable reputation and following. The Company also believes it can compete favorably by offering advertisers the opportunity to choose from a menu of the Company's publications, by offering advertisers more favorable rates as the number of publications increases and by affording advertisers the ability to pinpoint a specific group or geographic area or combination thereof. The major barrier to the entry of new competitive publications is the need for sufficient capital to start up and continue operations until a sufficient advertising base is created.

Employees

          As of November 30, 1994, the Company had 294 full- and part-time employees, 52 of whom were editorial; 108 were engaged as display and classified advertising sales personnel; 69 were engaged in production; and 65 were engaged in administrative and clerical activities. The Company also maintains a roster of free-lance contractors. Management considers its relations with the Company's employees to be satisfactory.

Seasonality

          Dan's Papers and the Montauk Pioneer, which are resort area newspapers, have significant seasonal variations in revenues. This seasonality may cause operating results to vary significantly from quarter to quarter, with the third fiscal quarter being the most significant in terms of revenues and income.

ITEM 2.   DESCRIPTION OF PROPERTY.

          The Company and its subsidiaries operate out of eight separate locations. As of February 28, 1995, the Manhattan Spirit, Our Town, Chelsea-Clinton News and the Westsider share 7,000 square foot premises at both 242 West 30th Street, New York, New York, under a lease with an unaffiliated landlord which terminates in January 2001, at an annual rental of $52,000 for the first year, increasing over the term to $75,380 in the last year.

          DPI leases from Mr. Daniel Rattiner, current 20% owner and President of DPI, 1,910 square feet of office space in a building on Montauk Highway, Bridgehampton, New York, at an annual rate of $38,200 (plus cost-of-living increases) for a term of ten years terminating in October 1998. The Company has an option to renew its lease for an additional five-year term.

          Tribco has entered into a ten year lease, which commenced on November 1, 1990, with an unaffiliated landlord to rent approximately 8,000 square feet of office space and space for publication of the Queens Tribune in Fresh Meadows, New York, for annual base rents ranging from $88,000 to $128,000. The lease is renewable for five years at a $152,000 base annual rent. These premises also serve as the Company's executive and financial offices.

          Parkchester Publishing Co., Inc. has entered into a five year lease for 2,500 square feet of office space at 170 West 233rd Street, Bronx, New York, commencing June 1994, at an annual rental of $34,200, increasing over the term to $38,500 in the last year.

          LICNG has entered into a five year lease for 7,600 square feet of office space at 216 East 2nd Street, Mineola, New York, commencing November 1994, at an annual rental of $53,400, increasing over the term to $62,350 in the last year. The Company has an option to renew its lease for an additional five years.

          Manhattan File Publishing, Inc. has entered into a five and one-half year lease for 3,500 square feet of office space at 594 Broadway, New York, New York, commencing March 1994, at an annual rental of $56,000.

          Capitol Hill Publishing, Inc. has entered into a five year lease for 3,735 square feet of office space at 733 15th Street, N.W., Washington, D.C., commencing August 1994, at an annual rental of $68,880.

          Brooklyn Newspaper Publishing, Inc. has entered into a three year lease for 2,500 square fee of office space at 2123 Utica Avenue, Brooklyn, New York, commencing November 1994, at an annual rental of $18,000, increasing over the term to $19,800 in the last year.

          The Company believes that its present space is adequate for current purposes and offers moderate expansion possibilities.


ITEM 3.   LEGAL PROCEEDINGS.

          An action entitled Jean Jee v. News Communications, Inc., was instituted in the Supreme Court, New York County, in January 1991. The complaint alleges libel claims against the Company in connection with an article printed in the Manhattan Spirit which accused Ms. Jee, then principal of a Manhattan public school, of running her own computer business out of the school, beating special education students and having been suspended by the New York City Board of Education. Promptly after the complaint was served, the Manhattan Spirit printed a retraction concerning the suspension accusations. In fact, Ms. Jee had taken a leave of absence. Ms. Jee is suing for $2,000,000 in compensatory damages and unspecified punitive damages. The Company intends to vigorously defend the suit and has filed an answer denying the material allegations of the complaint and has served demands for document production. Ms. Jee's motion for a protective order in connection with such demands was granted. Discovery has not yet commenced. Management believes, although there can be no assurance, that, based upon the application of the relevant law (as explained to management by counsel representing the Company) to the facts known to it, the claims asserted in this action are without merit. It is the policy of such counsel not to express opinions as to the outcome of actions such as this.


ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

          The Company did not submit any matters to a vote of stockholders during the last quarter of the fiscal year ended November 30, 1994.

                                     PART II

ITEM 5.   MARKET FOR REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS.

          The Company's Common Stock and Redeemable Class A Warrants have been quoted on the National Association of Securities Dealers Automated Quotation System (Nasdaq) Small Cap Market under the symbols NCOM and NCOMW, respectively, since September 19, 1990. The Units (symbol NCOMU), each consisting of one share of Common Stock, one Redeemable Class C Warrant (symbol NCOMM) and one Redeemable Class D Warrant (symbol NCOML), have been quoted on Nasdaq since October 9, 1992. The securities constituting the Units became separately tradeable on February 12, 1993. None of the Redeemable Class B Warrants have been issued and, consequently, there is no trading in them. The prices listed below are the high sales and low sale prices for the periods reported.

                                            Redeemable
                                             Class A
                        Common Stock         Warrants          Units
                       --------------      -------------   ------------


Quarter Ended          High      Low       High      Low   High     Low
-------------          ----      ---       ----      ---   ----     ---

February 28, 1993      1.00      0.88      .12       .06   1.50     1.00
May 31, 1993           1.88      1.00      .16       .12   1.75     1.00

August 31, 1993        2.69      2.88      .38       .22   2.50     1.75
November 30, 1993      4.25      2.56      .50       .38   8.00     2.50

February 28, 1994      4.25      2.00      .50       .09   7.00     2.00
May 31, 1994           2.38      1.25      .13       .06   2.50     1.50
August 31, 1994        3.50      2.00      .16       .06   5.00     2.00

November 30, 1994      3.00      1.88      .09       .06   3.00     1.75


          The Company estimates that at February 28, 1995 there were approximately 2,100 beneficial owners of its Common Stock, approximately 800 beneficial owners of the Redeemable Class A Warrants, approximately 650 beneficial owners of the Units, approximately 650 beneficial owners of the Redeemable Class C Warrants and approximately 650 beneficial owners of the Redeemable Class D Warrants. There were approximately 1,000 record owners of the Company's Common Stock, approximately 38 record owners of the Company's Redeemable Class A Warrants, approximately 80 record owners of the Units, approximately 80 record holders of the Redeemable Class C Warrants and approximately 80 record holders of the Redeemable Class D Warrants.

Dividend Policy

          The Company has never declared or paid any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company intends to retain any earnings to finance the growth of the Company. Also, applicable provisions of Nevada corporate law may affect the ability of the Company to declare and pay dividends on the Common Stock. Under Nevada law, dividends may be paid from a corporations excess of assets over its liabilities including capital (based upon certain computations) or, in case there shall be no such excess, out of its net profits for the current fiscal year and the preceding fiscal year or out of its net profits for the preceding fiscal year. There can be no assurance that, in the future, the Company will have sufficient surplus available for payment of dividends.

ITEM 6.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

          The table on the following page sets forth, for the periods indicated, certain information relating to each of the Company's publications and to certain expenses incurred by the parent company, News Communications, Inc. The numbers set forth below reflect the operations of the following acquired or start-up publications from the dates indicated: Bronx Review -- December 1993; Nassau Newspapers -- December 1993; Brooklyn Skyline -- August 1994; Manhattan File -- August 1994; The Hill -- September 1994; Chelsea-Clinton News and Westsider -- September 1994. For information with respect to the Company's financial position and actual results of operations on a consolidated basis, please refer to Consolidated Financial Statements and Notes thereto.

RESULTS OF OPERATIONS

          The following discussion compares results of operations for the fiscal year ended November 30, 1994 to the fiscal year ended November 30, 1993.

Net Revenues
------------

          Existing Publications
          ---------------------

          The Queens Tribune had an increase in revenues (21%) as a result of an increased display and classified sales effort. The Manhattan Spirit (10%) and Our Town (3%) had slight increases in revenues. Display sales staff turnover prevents greater growth. Classified sales remains strong. Dan's Papers increase in revenue (29%) was primarily from increased display sales due to greater recognition in the marketplace and increased efforts, capturing a greater market share in its North Fork and East-End communities, which continue to prosper economically. The Bronx Press Review had an increase in revenues (81%) primarily as a result of its two new publications, Riverdale Review and Westchester Lifestyles.

          Acquisitions and Start-ups
          --------------------------

          Nassau Newspapers were acquired in December 1993, Brooklyn Skyline was acquired in August 1994, Westside was acquired in September 1994 and The Hill and Manhattan File were started during 1994.

Income (Loss)-Publications
--------------------------

          Existing Publications
          ---------------------

          The substantial increases in income for the Queens Tribune (53%), Dan's Papers (54%), Manhattan Spirit (57%) and Our Town (11%) were a result of increased sales and/or reductions in operating expenses. In addition, as newsprint prices have increased greatly, the parent company has engaged in ongoing negotiations securing new suppliers and contracts mitigating the negative effect on income. The Bronx Press Review sold its building this year, with much of the profit being offset by start-up costs associated with the Riverdale Review and Westchester Lifestyles, resulting in a slight increase in income.

          Acquisitions and Start-ups
          --------------------------

          Nassau Newspapers were acquired in December 1993, Brooklyn Skyline was acquired in August 1994, Westside was acquired in September 1994 and The Hill and Manhattan File were started during 1994.

          Parent Company Expenses
          -----------------------

          The large increase in parent company expenses are primarily a result of additional personnel costs and professional fees required for the continuing corporate growth expansion.

                                                 Year ended November 30,
                                            ---------------------------------
                                                    1994           1993
                                                    ----           ----
NET REVENUES
Existing Publications:
   Queens Tribune . . . . . . . . . . . . . . . .$3,252,008     $2,682,422

   Dan's Papers . . . . . . . . . . . . . . . . . 2,921,469      2,270,956

   Manhattan Spirit . . . . . . . . . . . . . . . 1,802,405      1,781,839
   Our Town . . . . . . . . . . . . . . . . . . . 1,678,349      1,634,792

   Bronx Press Review . . . . . . . . . . . . . . 1,009,769        557,695
                                                 ----------     ----------

Total Revenues - Existing Publications           10,664,020      8,927,704
                                                 ----------      ---------

Acquisitions and Start-ups:
   The Hill . . . . . . . . . . . . . . . . . . .   216,962           ---
   Manhattan File . . . . . . . . . . . . . . . .   392,070           ---
   Nassau Newspapers  . . . . . . . . . . . . . . 2,197,906           ---
   Brooklyn Skyline . . . . . . . . . . . . . . .   206,323           ---
   Westside Publications  . . . . . . . . . . . .   135,536           ---
                                                  ---------      --------
Total Revenues - Acquisitions and Start-ups:      3,148,797           ---
                                                   ---------     --------

Total Revenues                                  $13,812,817    $8,927,704
                                                ===========    ==========

INCOME (LOSS) PUBLICATIONS BEFORE GOODWILL
Existing Publications:
   Queens Tribune . . . . . . . . . . . . . . . .  $715,593       $468,111
   Dan's Papers . . . . . . . . . . . . . . . . .   713,290        464,450
   Manhattan Spirit . . . . . . . . . . . . . . .   145,278         92,493
   Our Town . . . . . . . . . . . . . . . . . . .   253,244        228,197
   Bronx Press Review . . . . . . . . . . . . . .    23,572          6,203
                                                   --------       --------
Net Income - Existing Publications                1,850,977      1,259,454
                                                  ---------      ---------
Acquisitions and Start-ups:
   The Hill(3)  . . . . . . . . . . . . . . . . .  (387,887)         ---
   Manhattan File(3)  . . . . . . . . . . . . . .  (462,753)         ---
   Nassau Newspapers  . . . . . . . . . . . . . .   (46,836)         ---
   Brooklyn Skyline . . . . . . . . . . . . . . .   (59,825)         ---
   Westside Publications  . . . . . . . . . . . .   (13,309)         ---
                                                  ---------     ---------
Net (Loss) - Acquisitions and Start-ups:           (970,610)         ---
                                                  ---------     ---------
Net Income                                         $880,367    $1,259,454
                                                  =========    ==========

INCOME (LOSS) PUBLICATIONS AFTER GOODWILL(1)
Existing Publications:
   Queens Tribune . . . . . . . . . . . . . . . .  $608,725       $361,243
   Dan's Papers . . . . . . . . . . . . . . . . .   662,589        413,749
   Manhattan Spirit . . . . . . . . . . . . . . .   145,278         92,493
   Our Town . . . . . . . . . . . . . . . . . . .   199,399        174,352
   Bronx Press Review . . . . . . . . . . . . . .     9,324         (3,797)
                                                   --------      ---------
Net Income - Existing Publications                1,625,315      1,038,040
                                                  ---------      ---------
Acquisitions and Start-ups:
   The Hill(3)  . . . . . . . . . . . . . . . . .  (387,887)          ---
   Manhattan File(3)  . . . . . . . . . . . . . .  (462,753)          ---
   Nassau Newspapers  . . . . . . . . . . . . . .   (77,813)          ---
   Brooklyn Skyline . . . . . . . . . . . . . . .   (61,865)          ---
   Westside Publications  . . . . . . . . . . . .   (17,090)          ---
                                                  ---------     ---------
Net (Loss) - Acquisitions and Start-ups:         (1,007,408)          ---
                                                 ----------     ---------

Net Income                                         $617,907     $1,038,040
                                                   ========     ==========
PARENT COMPANY EXPENSES
Personnel, Rent, General and Administrative      $1,218,454       $741,244

Interest (Income) Expense(2)                        (37,196)        64,167
                                                -----------      ---------

Total Parent Company Expenses                     1,181,258        805,411
                                                  =========        =======

NET INCOME (LOSS)                                 $(563,351)      $232,629
                                                  =========      =========

-----------------------------------------
(Footnotes to table are on following page)

-----------------------------
(Footnotes to table on preceding page)

(1)   Reflects expense for amortization of goodwill by publication as follows:

                                              Year ended
                                           -------------
                                         November 30,
                                         ------------------
                                            1994      1993
                                            ----      ----

                 Queens Tribune . . . .   $106,868 $106,868
                 Dan's Papers . . . . .     50,701   50,701
                 Our Town . . . . . . .     53,845   53,845
                 Bronx Press Review . .     14,248   10,000
                 Nassau Newspapers  . .     30,977      ---
                 Brooklyn Skyline . . .      2,040      ---
                 Westside Publications       3,781      ---
                                          -----------------
                                          $262,460 $221,414
                                          ======== ========

(2) Net of interest income of $61,993 and $12,097 for the years ended November 30, 1994 and 1993, respectively.

(3) Approximately $400,000 of start-up costs related to Manhattan File and The Hill which were deferred in the third quarter were expensed in the fourth quarter upon commencement of regular operations of the publications.

LIQUIDITY AND CAPITAL RESOURCES

      At November 30, 1994, the Company had an excess of current assets over current liabilities in the amount of approximately $4,155,000. Through November 1994 Class C and D Warrants were exercised, resulting in net proceeds, after costs and expenses, of approximately $1,951,000. Until utilized, available cash is invested in short-term United State Government securities, certificates of deposit, money market funds, other short-term and long-term interest bearing investments, and investment grade common equities. Through November 30, 1994 approximately $320,000 was used to acquire the Nassau Newspapers; $190,000 was used to acquire Westside, and $30,000 to purchase Brooklyn Skyline; $175,000 was used to pay notes and accrued interest incurred with the reacquisition in 1991 of Common Stock from a former officer; $250,000 was used to pay the remaining notes due to the former owner of Our Town; and approximately $180,000 was used to repay notes and accrued interest incurred with the acquisition of the Bronx Press Review.

      For the year ended November 30, 1994, the Company had a cash decrease of approximately $2,000,000 resulting from (a) operating activities, made up of operating loss of $563,000, increased by non-cash items such as depreciation and amortization ($413,000), and changes in balance sheet items such as increases in accounts receivable ($1,983,000) and increase in accounts payable and accrued expenses ($584,000); (b) reduced by $1,820,000 for investing activities (see Consolidated Statements of Cash Flows); (c) increased by financing activities (including $1,951,347 provided from the exercise of Class C and Class D Warrants less payments of long-term debt ($470,000)).

      For the year ended November 30, 1993, the Company had a cash increase of approximately $1,200,000 resulting from (a) operating activities, made up of operating income of $233,000, increased by non-cash items such as depreciation and amortization ($560,000), and changes in balance sheet items such as increases in accounts receivable ($779,000); (b) reduced by $345,000 for capital expenditures; (c) increased by $1,513,000 provided by financing activities (including $2,080,000 provided from the exercise of Class C and Class D Warrants).

      Although there can be no assurance, management believes that the Company's operations will generate positive cash flow for the fiscal year ending November 30, 1995. It is the opinion of management that cash on hand and cash from operations are expected to be sufficient to meet the Company's cash needs on an ongoing basis.

      The Company's terms of payment for its advertising sales are generally net 30 days. However, the Company's experience, which management believes is typical of the weekly newspaper industry, is that payments are received over much longer periods. As of November 30, 1994, the average age of the Company's receivables was about 120 days. Management has recognized the continued adverse economic conditions and has taken that into consideration in identifying those accounts which require a reserve. As a result, the Company's reserve for bad debts is believed to be sufficient to avoid the need for further material write-offs. The Company has sufficient cash on hand to fund the purchase of stock of DPI if Mr. Rattiner exercises his option requiring the Company to do so (see Item 12). The Company has no material commitments for capital expenditures at November 30, 1994.

ITEM 7.   FINANCIAL STATEMENTS.

      The financial statements listed on page F-1 are included in this Report beginning on page F-2.


ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINAN-CIAL DISCLOSURE.

      Not Applicable.

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

      As of February 28, 1995, the Company's directors, executive officers and other significant employees and their ages and positions are as follows:


Name of Individual             Age      Position with Company and Subsidiaries
------------------             ---      --------------------------------------
 Gary Ackerman                  52      Director of the Company

 Thomas Allon                   32      Executive Vice President of the Company

 Robert Berkowitz               46      Controller of the Company

 Eric Breindel                  39      Director of the Company

 John Catsimatidis              46      Director of the Company

 Jerry Finkelstein              79      Chairman of the Board, Director of the
                                        Company and officer of subsidiaries

 Joseph K. Fisher               48      Director of the Company

 David Jaroslawicz              48      Director of the Company

 William J. Kelleher, Jr.       47      Director of the Company

 Andrew J. Maloney              63      Director of the Company

 Christopher C. McGrath         58      Director and Treasurer of the Company;
                                        Director of Access

 Martin J. McLaughlin           56      Director and Secretary of the Company
                                        and officer of a subsidiary

 Daniel Rattiner                55      President, Publisher, Editor and
                                        Director of DPI
 Michael Schenkler              49      Director and President of the Company
                                        and director and officer of subsidiaries

 Andrew J. Stein                50      Director of the Company

 Arthur Tarlow                  65      Director of the Company


      Gary Ackerman has been a director of the Company since March 1990. He has served in the United States House of Representatives as a Representative from New York, since March 1983. From 1979 until 1983, Mr. Ackerman was a member of the New York State Senate. From 1970 to 1979, Mr. Ackerman was the founder, editor and publisher of the Queens Tribune.

      Thomas Allon was elected Executive Vice President of the Company in November 1994. He has been Publisher of the Manhattan Spirit and Our Town since 1992. From 1990 to 1991 he was Managing/Associate Publisher of the Manhattan Spirit.

      Robert Berkowitz has served as Controller of the Company since December 1992. From November 1991 to November 1992, Mr. Berkowitz was a financial and management consultant with Gobstein, Weingarten & Goldfarb, a certified public accounting firm. From August 1989 to November 1991 he was the Chief Accounting Officer for Meringoff Equities, an owner and manager of commercial real estate. From August 1980 to August 1989 he was Vice-President and Controller of the Trump Group, a private investment company specializing in the acquisition and operation of both public and private companies. From 1977 to 1980 he was with the public accounting firm of Price Waterhouse.

      Eric Breindel has been a director of the Company since October 1993.
Since 1986, Mr. Breindel has been Editorial Page Editor of the New York Post. He also writes for Commentary, The New Republic, The Wall Street Journal, as well as other periodical. He is the recipient of numerous professional awards and honors and appears regularly as a commentator on both television and radio news programs. Mr. Breindel is a graduate of Harvard College and Harvard Law School.

      John Catsimatidis has been a director of the Company since December 1991. Mr. Catsimatidis is also the Chairman of Red Apple Companies, Inc., a holding company for supermarket chains in New York and Florida. Since July 1988, Mr. Catsimatidis has served as Chairman of the Board, Chief Executive Officer, Treasurer and director of Designcraft Industries, Inc., an American Stock Exchange listed company. Mr. Catsimatidis is also currently the Chairman of the Board, Chief Executive Officer, President and director of United Refining Company, a refiner and retailer of petroleum products.

      Jerry Finkelstein has been a director of the Company since December 1987 and became Chairman of the Board in August 1993. He served as publisher of The New York Law Journal from 1960 to 1984. Mr. Finkelstein was Chairman of the Board of Struthers Wells Corporation for more than 5 years prior to 1993 when he resigned. Struthers Wells Corporation filed for protection under Chapter XI of the United States Bankruptcy Code in February 1994. Mr. Finkelstein is a former member of the Board of Directors of Rockefeller Center, Inc., Chicago Milwaukee Corporation, Chicago Milwaukee Railroad Corporation and TPI Enterprise, Inc. (formerly Telecom Plus International Inc.), a communications company. He is also a former Commissioner of the Port Authority of New York and New Jersey.

      William J. Kelleher, Jr. has been a director of the Company since July 1994. Since November 1993, he has been General Counsel to Colonia Insurance Company. Previously, from 1983, he was in private practice, specializing in litigation in federal and state courts. From 1981 to 1983, he was Chief, Market Integrity Section, of the United States Commodity Futures Trading Commission. From 1979 to 1981, he was Chief Counsel to the New York State Senate Committee on Investigations, Taxation and Government Operations. From 1978 to 1979, he was Chief of Investigations for the District Attorney of Queens County, New York, and from 1973 to 1978, he was an Assistant United States Attorney for the United States Attorney's Office for the Southern District of New York.

      Joseph K. Fisher has been a director of the Company since March 1990. He has served as President and Chief Executive Officer of Fisher & Company, a New York-based marketing communications firm, since March 1988. From 1978 to 1988, he was Chairman and Chief Executive Officer of Fisher, Jackson, Levy, Flaxman, an advertising company, and, from 1981 to 1987, he was President of Steadman, Sheehan, Meara and Fisher, a public relations firm. Mr. Fisher has been a director of International Thoroughbred Breeders, an American Stock Exchange company, since 1986, and a director of the New York Drama League since 1987.

      David Jaroslawicz has been a director of the Company since March 1990.
He has been an attorney in private practice in New York and California for more than the past five years. He is a member of the Bar of New York, California and Florida.

      Andrew J. Maloney has been a director of the Company since September 1993. He is a partner at the New York law firm of Brown & Wood. From 1986 until December 1992, Mr. Maloney was United States Attorney for the Eastern District of New York. Mr. Maloney is a graduate of the United States Military Academy at West Point and Fordham Law School.

      Christopher C. McGrath has been a director and Treasurer of the Company since December 1987. He has been a government relations consultant since August 1988. Prior to that time, from November 1986 through July 1988, he was Executive Director of the New York State Petroleum Council, a subsidiary of the American Petroleum Institute, a trade association representing major oil companies. Previously, he was Director of Government Relations of the New York State Petroleum Council. He has served as a director of Access since

October 1987.

      Martin J. McLaughlin has been a director of the Company since December 1990 and Secretary of the Company since April 1992. Mr. McLaughlin has been a local government lobbyist since 1982 for corporate clients in various industries, such as real estate and utilities. Mr. McLaughlin also performs public relations work for various corporate clients.

      Daniel Rattiner is Publisher and Editor of Dan's Papers, having held these positions since he began the publication in 1960. He has also been President and a director of DPI since its organization in October 1988.

      Michael Schenkler has been a director of the Company since March 1990, became a Vice President in August 1990 and was elected President in December 1991. He has been President and Publisher of the Queens Tribune since 1979. Prior to taking over the Queens Tribune full time in 1982, Mr. Schenkler spent 15 years as an educator employed by the Board of Education of New York City, where he served as a teacher, assistant principal and principal.

      Andrew J. Stein has been a director of the Company since July 1994. He is President of Benake Corporation, a management consulting firm. Prior to assuming such position in 1993, Mr. Stein was actively involved in public affairs. From 1986 to 1993, he was President of the Council, New York City. From 1978 to 1985, he was President of the Borough of Manhattan and from 1969 to 1977, he was a member of the New York State Assembly. He was also Chairman of the New York City Commission on Public Information and Communication, and has been a Trustee of the New York City Employees Retirement System and an ex officio member of The Museum of The City of New York, The New York Public Library, The Metropolitan Museum of Art and The Queens Borough Public Library. Mr. Stein is a son of Mr. Finkelstein.

      Arthur Tarlow has been a director of the Company since August 1993. He is an attorney currently of counsel to Meyer, Suozzi, English & Klein, P.C. of Mineola, New York, where he has been practicing for more than 10 years as a specialist in taxation, estates and trusts. He is also a Certified Public Accountant and has been a partner in the accounting firm of David Tarlow & Company for more than 25 years. He is a member of the New York State Bar Association, admitted to practice before the U.S. Tax Court, and a member of the New York State Society of CPAs and the American Institute of Certified Public Accountants.

      The directors serve until the next annual meeting of stockholders or until their respective successors are elected and qualified. Officers serve at the discretion of the Board of Directors.

      To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and information furnished by the reporting person, during the fiscal year ended November 30, 1994, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that one report covering one transaction was filed late by each of Messrs. Catsimatidis, Maloney, McLaughlin, Tarlow and two reports each covering one transaction were filed late by Mr. Finkelstein.

ITEM 10.  EXECUTIVE COMPENSATION.

Summary of Cash and Certain Other Compensation

          The following table shows compensation paid by the Company and its subsidiaries to certain of its executive officers (including the chief executive officer) for the fiscal years ended November 30, 1994, 1993 and 1992.

SUMMARY COMPENSATION TABLE

                                                           Annual Compensation              Long-Term
                                                                                          Compensation
                                                                                             Awards
                                                                              Other
                                                                              Annual
                                                                            Compensa-
                                                    Salary       Bonus         tion
                                                                                             Options
Name and Principal Position                Year       ($)         ($)          ($)             (#)
Michael Schenkler, President and Chief     1994    142,553        ---          ---           67,500
Executive Officer of the Company and       1993    142,553        ---          ---           45,000
officer of subsidiaries                    1992    142,553        ---          ---             ---

Daniel Rattiner, Officer of Dan's          1994    124,016         39,367     15,000(1)        ---
Papers, Inc.                               1993    120,406         20,285     15,000(1)      35,000
                                           1992    117,231         10,203     15,000(1)        ---
Jerry Finkelstein, Chairman of the Board   1994    175,392        ---          ---          217,500
of the Company and officer of              1993    ---            ---          ---          310,000
subsidiaries                               1992    ---            ---          ---             ---

----------------------------

(1) Mr. Rattiner is entitled to receive an aggregate of $15,000 per year for discounted trade-sale merchandise from advertisers (who provide such merchandise to Mr. Rattiner in lieu of paying the Company for advertising).



                                  OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
                                            (Individual Grants)

                           Number of            Percent of
                          Securities          Total Options/
                          Underlying           SARs Granted           Exercise or
                         Options/SARs          to Employees           Base Price
                          Granted (#)         in Fiscal Year            ($/Sh)           Expiration Date

Michael Schenkler                   7,500                   1.1                  2.00               4/8/99
                                   10,000                   1.4                 2.625              8/17/99
                                   50,000                   7.1                  2.00              11/7/99
Jerry Finkelstein                   7,500                   1.1                  2.00               4/8/99
                                  150,000                  21.4                 2.625              8/12/99
                                   10,000                   1.4                 2.625              8/17/99
                                   50,000                   7.1                  2.00              11/7/99

                                           AGGREGATE YEAR-END OPTION VALUES

                            Number of unexercised options at     Value of unexercised in-the-money
                                   fiscal year-end(#)              options at fiscal year-end($)
Name                          Exercisable      Unexercisable      Exercisable       Unexercisable

Michael Schenkler                   122,500               ---            35,625                 ---

Jerry Finkelstein                   527,500               ---            67,500                 ---

Daniel Rattiner                      35,000               ---             4,375                 ---

Employment Contracts and Other Employment Agreements

      Pursuant to an employment agreement entered into by the Company and Michael Schenkler as of October 15, 1994, and terminating October 14, 1999, Mr. Schenkler is employed as President of the Company and President of Tribco. Mr. Schenkler earns a base salary of $150,000 per year (subject to cost-of-living increases) and such annual bonuses as the Board of Directors of the Company may determine in its sole discretion. The agreement requires Mr. Schenkler to protect confidential information of the Company and restricts him from engaging in certain competitive activities during the term of his employment and for one year thereafter.

      Pursuant to an employment agreement entered into by the Company and Jerry Finkelstein as of August 20, 1993, and terminating on August 19, 1998, Mr. Finkelstein is employed as Chairman of the Board of Directors of the Company ("Board") at an annual salary of $145,000. Mr. Finkelstein may also be paid annual bonuses at the discretion of the Board, based upon such factors as the Company's results of operations and transactions involving the Company which are introduced to the Company by Mr. Finkelstein or in which he is otherwise involved on behalf of the Company. At his request, the Company will also provide Mr. Finkelstein with medical and other benefits and perquisites, including reimbursement for expenses relating to maintenance of appropriate office space for him, including rent and secretarial costs. Mr. Finkelstein may terminate the agreement at any time on at least 10 days' notice to the Company. In the event of his permanent disability or death, amounts of salary and bonuses shall continue to paid to him or the legal representative of his estate until the end of the term of the agreement. Under the agreement, Mr. Finkelstein is required to devote such time to the affairs of the Company as he, in his sole judgment, deems necessary and appropriate.

      Pursuant to an employment agreement entered into by the Company and Thomas Allon as of November 1, 1994, and terminating November 30, 1997, Mr. Allon is employed as Executive Vice President of the Company. Mr. Allon earns a base salary of $80,000 per year (subject to cost-of-living increases) and, for fiscal years beginning December 1, 1994, is entitled to a bonus of 5% of the net profits of the Company derived from the Company's publications Manhattan Spirit, Our Town, Manhattan File, Chelsea-Clinton News and Westsider, but in no event shall such bonus be less than $45,000 nor more than $70,000 for any fiscal year. The agreement requires Mr. Allon to protect confidential information of the Company and restricts him from engaging in certain competitive activities during the term of his employment and for one year thereafter.

      Pursuant to an employment agreement terminating in 1998, as amended, as compensation for his services to DPI, Daniel Rattiner earns a base salary from DPI of $100,000 per year, adjusted for increases in the consumer price index after 1988, plus a bonus in each fiscal year based on net profits (as defined) of DPI. Mr. Rattiner may terminate his employment at any time. Mr. Rattiner has pledged to keep secret DPI's confidential matters and, in the event he leaves the employ of DPI, not to compete with DPI for specific periods of time, depending on the reasons for his separation.

      The Company has no established compensation arrangements with its directors. See Directors' and Officers' Options, below.

Directors' and Officers' Options

      On August 17, 1993, the Board adopted a "Discretionary Directors and Officers Stock Option Plan" (the "Discretionary Option Plan") pursuant to which the Board may award options to purchase an aggregate of 1,000,000 shares of Common Stock to directors and officers of the Company and its subsidiaries which shall be exercisable at the market price on the date of grant for periods, and under conditions, specified by the Board in such grants. Options under the Discretionary Option Plan are non-qualified and non-incentive options for purposes of income taxation and are not intended to qualify under Section 422A of the Internal Revenue Code of 1986. During the fiscal year ended November 30, 1994, the following grants of five-year options were made to executive officers and directors of the Company under the Discretionary Option Plan (not including grants to Messrs. Finkelstein and Schenkler which are reported in the second table in this Item 10):


                                       No. of Shares       Exercise
       Optionee       Date of Grant  Subject to Grant       Price
       --------       -------------  ----------------     ---------

 Thomas Allon               8/12/94             40,000          $2.625

 Eric Breindel               4/8/94              7,500           $2.00
                            11/7/94             15,000           $2.00

 John Catsimatidis           4/8/94             10,000           $2.00
                            8/12/94              5,000          $2.625

 Joseph K. Fisher            4/8/94              7,500           $2.00

 David Jaroslawicz           4/8/94              7,500           $2.00

 Andrew J. Maloney           4/8/94             10,000           $2.00
                            8/12/94              3,000          $2.625

 Christopher J. McGrath      4/8/94              7,500           $2.00



 Martin J. McLaughlin        4/8/94             10,000           $2.00
                            8/12/94              5,000          $2.625
                            11/7/94             15,000           $2.00

 Arthur Tarlow               4/8/94              7,500           $2.00
                            8/12/94              5,000          $2.625
                            11/7/94             15,000           $2.00


      On August 17, 1993, the Board also adopted a "Non-Discretionary Directors Stock Option Plan" (the "Non-Discretionary Option Plan") pursuant to which each director is granted on August 17, 1993 and each anniversary thereof on which he or she continues to be a director, a five-year option to purchase 10,000 shares of Common Stock at the market price on the date of grant. The Non-Discretionary Plan also provides that any person becoming a director within the six month after any August 17 will be granted an option for 10,000 shares on the date he or she becomes a director. The Non-Discretionary Option Plan was approved by the shareholders of the Company on July 15, 1994. Pursuant to the Non-Discretionary Option Plan, each person listed as a director of the Company in Item 9 received, on August 17, 1994, a grant of an option to purchase 10,000 shares of Common Stock exercisable at $2.625 per share.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth certain information regarding ownership of the Company's Common Stock, as of February 28, 1995, by each person known to the Company to own beneficially more than 5% of the outstanding Common Stock, by each person who is a director of the Company, by each executive officer of the Company listed in the tables in Item 10, and by all directors and officers of the Company as a group.


                                          Amount and Nature
                                            of Beneficial          Percent of
Beneficial Owner                              Ownership (1)           Class
----------------                       ------------------------    ----------

Gary Ackerman                                466,001 (2)                 6.0%
         218-14 Northern Boulevard
         Bayside, N.Y. 11432

Thomas Allon                                  61,666 (3)                   *
         255 West 92nd Street
         New York, N.Y. 10025

Eric Breindel                                 42,500 (3)                   *
         210 South Street
         New York, N.Y. 10022

John Catsimatidis                             35,000 (3)                   *
         832 11th Avenue
         New York, N.Y.  10019

Jerry Finkelstein                          1,119,503 (3) (4)            13.8%
        150 East 58th Street
        33rd Floor
        New York, N.Y. 10158

Joseph K. Fisher                              29,167 (3)                   *
        301 East 57th Street
        New York, N.Y.  10021

David Jaroslawicz                             29,834 (3)                   *
        150 Williams Street
        New York, N.Y.  10038

William J. Kelleher, Jr.                      10,000 (3)                   *
        100 Merrick Road
        Rockville Center, N.Y. 11570

Andrew J. Maloney                             33,000 (3)                   *
        1 World Trade Center
        New York, N.Y. 10001

Christopher C. McGrath                        29,167 (3)                   *
        120 Washington Avenue
        Albany, New York  12210

Martin J. McLaughlin                          51,751 (3)                   *
        36 West 44th Street
        New York, N.Y.  10036

-----------------------------
Continued on next page.
                                                                         Page 22

                                          Amount and Nature
                                            of Beneficial          Percent of
Beneficial Owner                              Ownership (1)           Class
----------------                       ------------------------    ----------

Daniel Rattiner                              172,318 (3) (5)             2.2%
        26 Three Mile Harbor
        Hog Creek Road
        East Hampton, N.Y. 11932

Michael Schenkler                             477,599 (3) (6)            6.0%
      174-15 Horace Harding
             Expressway
      Fresh Meadows, N.Y. 11365

Andrew J. Stein                              160,000 (3)                 2.0%
      625 Madison Avenue
      New York, N.Y. 10022

Arthur Tarlow                                 63,726 (3) (7)              *
      1505 Kellum Place
      Mineola, N.Y. 11501

All Directors and                          2,798,890 (3) (8)            31.6%
      Executive Officers as
      a Group
      (16 persons)

J. Morton Davis(9)                           951,619                    11.6%
D.H. Blair Holdings, Inc.(9)
D.H. Blair Investment
  Banking Corp.(9)
     44 Wall Street
     New York, N.Y. 10005


(1) Based upon information furnished by the persons listed. Except as otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares listed.

(2) Includes (i) 5,334 shares owned by Mr. Ackerman's children for whom Mr. Ackerman is custodian and (ii) 44,560 shares, of which (a) 22,280 are issuable together with 200,000 Class B Warrants upon the exercise of 200,000 presently exercisable Class A Warrants, and (b) 22,280 are issuable upon the subsequent exercise of the 200,000 Class B Warrants, which may be immediately exercised upon their acquisition.

(3) Includes the following numbers of shares purchasable upon the exercise of presently exercisable options: Mr. Allon - 61,666; Mr. Breindel - 42,500; Mr. Catsimatidis - 35,000; Mr. Finkelstein - 327,500; Mr. Fisher -29,167; Mr. Jaroslawicz - 27,500; Mr. Kelleher - 10,000; Mr. Maloney - 33,000; Mr. McGrath - 27,500; Mr. McLaughlin - 50,000; Mr. Rattiner - 35,000; Mr. Schenkler - 122,500; Mr. Stein 110,000; Mr. Tarlow - 47,500.

(4) Includes (i) 29,834 shares owned by The Jerry Finkelstein Foundation, Inc., of which Mr. Finkelstein is President, and (ii) 200,000 shares owned by Mr. Finkelstein's wife.

(5) Includes (i) 500 shares owned by Mr. Rattiner's wife, (ii) 1,800 shares issuable upon conversion of the Company's 10% Preferred Stock, and (iii) 4,010 shares, of which (a) 2,005 are issuable together with 18,000 presently exercisable Class A Warrants, and (b) 2,005 are issuable upon the subsequent exercise of the

      18,000 Class B Warrants, which may be immediately exercised upon their acquisition.

(6) Includes 22,280 shares of which (i) 11,140 are issuable, together with 100,000 Class B Warrants, upon the exercise of 100,000 presently exercisable Class A Warrants, and (ii) 11,140 are issuable upon the subsequent exercise of the 100,000 Class B Warrants, which may be immediately exercised upon their acquisition. Also includes 41,304 shares owned by Mr. Schenkler's wife as custodian for two minor children of which Mr. Schenkler disclaims beneficial ownership. Such shares include (i) 9,000 shares that are issuable upon conversion of the Company's 10% Non-Voting Preferred Stock, and (ii) 10,026 shares that are issuable, together with 90,000 Class B Warrants, upon the exercise of 90,000 presently exercisable Class A Warrants, and (iii) 10,026 shares issuable upon the subsequent exercise of the 90,000 Class B Warrants, which may be immediately exercised on their acquisition.

(7) Includes 4,010 shares of which (i) 2,005 are issuable, together with 18,000 Class B Warrants, upon the exercise of 18,000 presently Class A Warrants, and (ii) 2,005 are issuable upon the subsequent exercise of the 18,000 Class B Warrants, which may be immediately exercised upon their acquisition.

(8)   Includes shares issuable upon the exercise of the options referred to in
      (3) above and 17,000 shares issuable to Mr. Robert Berkowitz, Controller of the Company, upon exercise of presently exercisable stock options.

(9) Includes (i) 440,914 shares of Common Stock owned by D.H. Blair Investment Banking Corp. ("Blair Investment"), a wholly-owned subsidiary of D.H. Blair Holdings, Inc. ("Blair Holdings"), of which J. Morton Davis is a shareholder and director, (ii) 61,915 shares owned by Rivkalex Corporation ("Rivkalex"), a private corporation owned by Rosalind Davidowitz, Mr. Davis's wife, (iii) 7,200 shares owned by Rosalind Davidowitz, and (iv) 441,590 shares issuable upon exercise of 76 Units of an option owned by Blair Investment, of which each Unit consists of one share of 10% Preferred Stock and 18,000 Class A Warrants. Each share of 10% Preferred Stock is convertible at any time into 1,800 shares of Common Stock. Each Class A Warrant entitles the holder thereof to purchase .1114 shares of Common Stock and one Class B Warrant. Each Class B Warrant, when issued, entitles the holder to purchase .1114 shares of Common Stock. Mr. Davis, Blair Holdings and Blair Investment expressly disclaim beneficial ownership of all securities held by Rivkalex and Rosalind Davidowitz.


ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      DPI leases from Mr. Daniel Rattiner, former owner of Dan's Papers, Ltd. and current 20% owner and President of DPI, 1,910 square feet of office space at an annual rate of $38,200 (plus cost-of-living adjustments) in a building on Montauk Highway, Bridgehampton, New York, for a term of ten years terminating in October 1998 (plus a five-year option).

      The Company has the option, in certain circumstances, to acquire Mr. Rattiner's shares in DPI. Mr. Rattiner can require the Company to purchase his 20% interest in DPI at any time on or after October 13, 1993 for a price equal to 20% of DPI's retained earnings (if any) plus the greater of $200,000 or 20% of DPI's gross collected revenues (after deduction of advertising agency commissions) for the full fiscal year prior to the year in which notice is given; provided, however, that DPI's after-tax profits are at least equal to 7% of the gross collected revenues (after deduction of advertising agency commissions).

                                    PART IV

ITEM 13.  EXHIBITS AND REPORTS ON FORM 8-K.


     (a)  Exhibits.

                                                    Incorporated      Exhibit
Exhibit                                             by Reference      No. in
Number    Description                              from Document (1)  Document
-------   -----------                              --------------     --------

3.1       Articles of Incorporation of the                  A        3.1
          Company (formerly known as Applied
          Resources, Inc.), filed with the Secretary of State of the State of Nevada on May 20, 1986.

3.1.1     Certificate of Amendment of the                   A        3.1.1
          Articles of Incorporation of the Company, filed with the Secretary of State of the State of Nevada on December 8, 1987.

3.1.2     Certificate of Amendment of the Articles of       B        3.1.2
          Incorporation of the Company, filed with the Secretary of State of Nevada on August 16, 1990.

3.2       By-Laws of the Company.                           B        3.2

4.1       Form of Common Stock Certificate.                 B        4.1

4.2       Form of 10% Preferred Stock                       B        4.2
          Certificate.

4.2.1     Resolution of Board of Directors fixing           B        4.2.1
          the terms of the 10% Convertible Preferred Stock.

4.2.2     Resolution of Board of Directors fixing the       J        4.2.2
          terms of the 8% Convertible Preferred Stock.

4.2.3     Resolution of the Board of Directors fixing the   J        4.2.3
          terms of the 12% Convertible Preferred Stock.

4.2.4     Certificate of Amendment of Certificate           J        4.2.4
          of Designation of 8% Convertible Preferred
          Stock.

4.3       Form of Warrant Agreement related to Class        B        4.3
          A Warrants and Class B Warrants.

4.4       Form of Class A Warrant.                          B        4.4

-------------------------------
See Notes at end of Item 13.

                                                    Incorporated      Exhibit
Exhibit                                             by Reference      No. in
Number    Description                              from Document      Document
-------   -----------                              --------------     --------

4.5       Form of Class B Warrant.                          B             4.5

4.7.1     Revised form of Warrant Agreement related         J             4.7.1
          to Class C Warrants and Class D Warrants.

4.8       Form of Class C Warrant.                          J             4.8

4.9       Form of Class D Warrant.                          J             4.9

10.1      1987 Stock Option Plan of the                     C            10.1
          Company.

10.2.1    Discretionary Directors and Officers              J            10.2.1
          Stock Option Plan.

10.2.2    Non-Discretionary Directors Stock                 J            10.2.2
          Option Plan.

10.4      Shareholders' Agreement, dated as of              D             2.1
          October 13, 1988, between Daniel
          Rattiner and the Company.

10.4.1    Asset Purchase Agreement, dated as                D             2.2
          of October 13, 1988, between Dan's Papers,
          Ltd. and DP Acquisition Corp.

10.4.2    Pledge and Escrow Agreement, dated                D             2.3
          October 31, 1988, among Dan's Papers,
          Ltd., the Company, DP Acquisition Corp.
          and Field & Field, P.C.

10.4.3    Agreement of Lease, dated October                 D             2.4
          31, 1988, between Daniel Rattiner and
          DP Acquisition Corp., as to building
          known as Dan's Papers, Ltd., located
          on Montauk Highway, Bridgehampton,
          New York.

10.7.3.1  Employment Agreement, dated as of                 *            10.3
          October 14, 1994, between Michael
          Schenkler and the Company.

10.7.3.2  Employment Agreement dated as of                  *
          November 1, 1994, between Thomas
          Allon and the Company.

10.13     Letter Agreement, dated June 15, 1990, between    B            10.21
          Dan's Papers Inc. and Dan's Papers, Ltd.

                                                    Incorporated      Exhibit
Exhibit                                             by Reference      No. in
Number    Description                              from Document      Document
-------   -----------                              --------------     --------

10.17     Lease for space at 174-15 Horace Harding          B         10.25
          Expressway, Fresh Meadows, New York.

10.19     Asset Purchase Agreement dated May 22, 1991,      H          2.1
          between East Side West Side Communications
          Corp. ("ESWS") and Manhattan Publishing
          Corp. ("MHP") (without exhibits).

10.19.1   Form of Non-Negotiable Promissory Note            H         10.1
          dated May 22, 1991, in principal amount
          of $750,000 from MPC to ESWS.

10.19.2   Confidentiality and Non-Competition               H         10.2
          Agreement dated May 22, 1991, among ESWS,
          Edward Kayatt and MPC.

10.19.3   Stock Option Agreement dated May 22, 1991,        H         10.3
          between the Company and Edward Kayatt.

10.19.4   Form of Pledge and Escrow Agreement dated         H         10.4
          as of May 22, 1991, among ESWS, MPC, Media
          Venture Group, Inc. and Kane, Kessler,
          Proujansky, Tullman, Preiss & Nurnberg.

10.25.1   Form of Agreement dated December 18,              J         10.25.1
          1992, between the Company and Myron
          Garfinkle.

10.25.2   Form of Promissory Note dated December            J         10.25.2
          18, 1992, in principal amount of
          $79,000 issued by Company to Myron
          Garfinkle.

10.25.3   Stock Pledge Agreement dated December             J         10.25.3
          18, 1992, between Myron Garfinkle and
          the Company.

10.26     Acquisition Agreement and Employment              J         10.26
          Agreement between Long Island News Group,
          Inc. and Barry Manning and MB Publishing,
          Inc. and Barry Manning and David Manning and Long Island Community Newspaper Group,
          Inc. and the Company.

11        Statement re computation of per share             *
          earnings.

22        Subsidiaries of the Company.                      *

     (b)       Reports on Form 8-K.

               None


-----------------------------------------
Notes:

(1) The Commission file number assigned to the Company's Registration Statement on Form S-18, filed with the Commission on May 29, 1986, was 33-6126. The Company's first registration of a class of equity securities under the Securities Exchange Act of 1934 became effective on February 21, 1990. The Commission file number assigned to the Company at that time was 0-18299. The Commission file number assigned to the Company's Registration Statement on Form S-1, as declared effective by the Commission on September 19, 1990, was 33-35484. The Commission file number assigned to the Company's Registration Statement on Form S-1, as declared effective by the Commission on October 9, 1992, was 33-46467.

A    Annual Report of the Company on Form 10-K for the year ended November 30,
     1987.
B    Registration Statement of the Company on Form S-1, No. 33-35484.
C Quarterly Report of the Company on Form 10-Q for the quarter ended October 31, 1987.
D Current Report of the Company on Form 8-K relating to events occurring on October 31, 1988.
E    Annual Report of the Company on Form 10-K for the year ended November 30,
     1988.
F Current Report of the Company on Form 8-K relating to events occurring on May 16, 1989.
G    Annual Report of the Company on Form 10-K for the year ended November 30,
     1989.
H Current Report of the Company on Form 8-K relating to events occurring on May 22, 1991.
I    Annual Report of the Company on Form 10-K for the year ended November 30,
     1991.
J    Registration Statement of the Company on Form S-1, No. 33-46467.
*    Filed herewith.


     The Company will furnish a copy or the Exhibits to this Annual Report upon the written request of a person requesting copies thereof and stating that he is a beneficial holder of the Company's Common Stock at a charge of $.35 per page, paid in advance. The Company will indicate the number of pages to be charged for upon such person's Inquiry. Requests for copies and inquiries should be addressed to :



                                               News Communications, Inc.
                                               174-15 Horace Harding Expressway
                                               Fresh Meadows, New York 11365
                                               Attention:  Controller

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES


INDEX TO FINANCIAL STATEMENTS
                                                                   Page to Page

Report of Independent Auditors...............................      F-2......

Consolidated Balance Sheet...................................      F-3......F-4

Consolidated Statements of Operations........................      F-5......

Consolidated Statements of Stockholders' Equity..............      F-6......F-7

Consolidated Statements of Cash Flows........................      F-8......F-9

Notes to Financial Statements................................      F-10.....F-18





                               . . . . . . . . . .

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of News Communications, Inc. and Subsidiaries
   New York, New York

                  We have audited the accompanying consolidated balance sheet of News Communications, Inc. and Subsidiaries as of November 30, 1994, and the related statements of operations, stockholders' equity, and cash flows for each of the fiscal years in the two year period ended November 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of News Communications, Inc. and Subsidiaries as of November 30, 1994, and the results of their operations and their cash flows for each of the fiscal years in the two year period ended November 30, 1994, in conformity with generally accepted accounting principles.




                                      MORTENSON AND ASSOCIATES, P. C.
                                          Certified Public Accountants.



Cranford, New Jersey
March 8, 1995

                                      F-2

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEET AS OF NOVEMBER 30, 1994.

ASSETS:
CURRENT ASSETS:
   Cash and Cash Equivalents                                      $     842,857
   Marketable Securities                                                924,633
   Accounts Receivable [Less: Allowance for Doubtful
     Accounts of $979,962]                                            3,763,136
   Other Current Assets                                                 162,204
   Due from Related Parties                                              80,121
                                                                  -------------

   TOTAL CURRENT ASSETS                                               5,772,951

   Property and Equipment At Cost - Net of Accumulated
     Depreciation and Amortization of $500,156                          688,505
   Goodwill - Net                                                     3,903,111
   Other Assets                                                         193,037

   TOTAL ASSETS                                                   $  10,557,604
                                                                  =============
See Notes to Consolidated Financial Statements.


                                      F-3

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF NOVEMBER 30, 1994.

LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
   Accounts Payable                                               $     516,287
   Accrued Expenses                                                     893,795
   Accrued Payroll Taxes                                                130,867
   Notes Payable                                                         75,747
   Other Current Liabilities                                              6,440
                                                                  -------------
   TOTAL CURRENT LIABILITIES                                          1,623,136




STOCKHOLDERS' EQUITY:
   Preferred Stock, $1.00 Par Value; 500,000 Shares Authorized:

     10% Convertible Preferred Stock, 1,250 Shares Authorized;
       32 Issued and Outstanding, $500 Per Share Per Annum
       Cumulative Dividends, $160,000 Liquidation Value                      32

     8% Convertible Preferred Stock, 500 Shares Authorized,
       217 Issued and Outstanding, $80 Per Share Per Annum
       Cumulative Dividends, $217,000 Liquidation Value                     217

     12% Convertible Preferred Stock, 200 Shares Authorized,
       200 Shares Issued and Outstanding, $120 Per Share Per
       Annum Cumulative Dividends, $200,000 Liquidation Value               200


   Common Stock, $.01 Par Value; Authorized 100,000,000
     Shares; 7,915,776 Shares Issued                                     79,157

   Paid-in Capital - Preferred Stock                                    519,873

   Paid-in-Capital - Common Stock                                    13,648,238

   [Deficit]                                                         (4,904,520)
                                                                   ------------
   Totals                                                             9,343,197
   Less:  Treasury Stock [151,000 Common Shares] - At Cost             (408,729)
                                                                   ------------

   TOTAL STOCKHOLDERS' EQUITY                                         8,934,468

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $ 10,557,604
                                                                   ============
See Notes to Consolidated Financial Statements.

                                      F-4

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            YEARS ENDED
                                                                            NOVEMBER 30,
                                                                      1 9 9 4             1 9 9 3
                                                                      -------             -------
NET REVENUES                                                      $    13,718,175     $     8,927,704
                                                                  ---------------     ---------------
EXPENSES:
   Direct Mechanical Costs                                              4,718,501           2,718,946
   Salaries, Benefits and Outside Labor Costs                           6,883,500           4,067,880
   Rent, Occupancy and Utilities                                          587,871             337,864
   Provision for Doubtful Accounts                                        376,000             219,000
   General and Administrative                                           1,847,492           1,301,021
                                                                  ---------------     ---------------

   TOTAL EXPENSES                                                      14,413,364           8,644,711
                                                                  ---------------     ---------------

Operating Income [Loss] Before Interest
   Expense, Interest Income, and Other Income                            (695,189)            282,993

Interest [Expense]                                                        (24,797)            (62,461)

Interest Income                                                            61,993              12,097

Other Income                                                               94,642               ---
                                                                  ---------------     ---------------

   INCOME [LOSS] BEFORE FEDERAL AND STATE INCOME
     TAXES AND EXTRAORDINARY ITEM                                        (563,351)            232,629

LESS: FEDERAL AND STATE INCOME TAXES                                        ---               192,533
                                                                  ---------------     ---------------

   INCOME [LOSS] BEFORE EXTRAORDINARY ITEM                               (563,351)             40,096

EXTRAORDINARY ITEM: REDUCTION OF INCOME TAXES RESULTING
   FROM UTILIZATION OF OPERATING LOSS CARRYFORWARDS                        ---                192,533
                                                                  ---------------     ---------------

   NET INCOME [LOSS]                                                     (563,351)            232,629

LESS:  PREFERRED STOCK DIVIDENDS                                           41,360              41,360
                                                                  ---------------     ---------------

NET INCOME [LOSS] AVAILABLE TO COMMON STOCKHOLDERS                $      (604,711)    $       191,269
                                                                  ================    ===============

PER COMMON SHARE:
   Income [Loss] Before Extraordinary Item                        $         ( .07)  $             .01
   Income [Loss] Per Common Share                                            (.08)                .03

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                             7,580,203           6,232,630

See Notes to Consolidated Financial Statements.

                                      F-5

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                     PAID-IN                                  PAID-IN
                                          PREFERRED                  CAPITAL      COMMON                      CAPITAL
                                            STOCK     PREFERRED    PREFERRED       STOCK       COMMON        COMMON
                                            -----     ---------    ---------       -----       ------        ------
                                           [SHARES]     STOCK         STOCK       [SHARES]       STOCK         STOCK
                                            ------      -----         -----        ------        -----         -----
BALANCE - NOVEMBER 30, 1992 -                   453   $      453  $    534,385      6,088,719  $    60,888  $   9,082,407

   Conversion from Preferred Stock to
     Common                                      (3)          (3)      (10,884)         5,400           54         10,833

   Stock Issued in Connection with
     Exercise of C and D Warrants                --           --            --        872,760        8,726      2,071,768

   Additional Cost of Public Offering            --           --            --             --           --         (5,000)

   Dividend on Preferred Stock                   --           --            --             --           --             --

   Stock Issued as Preferred Dividend            --           --            --          5,463           55         17,445

   Stock Issued in Connection with
     Exercise of Stock Options                   --           --            --          1,667           17          3,533

   Net Income                                    --           --            --             --           --             --
                                           --------   ----------  ------------   ------------  -----------  -------------

BALANCE - NOVEMBER 30, 1993 -
   FORWARD                                      450   $      450  $    523,501      6,974,009  $    69,740  $  11,180,986
                                           ========   ==========  ============   ============  ===========  =============


                                                             TREASURY
                                                             --------
                                               [DEFICIT]       STOCK        TOTAL
                                                -------        -----        -----
BALANCE - NOVEMBER 30, 1992 -              $   (4,457,578) $   (408,729) $  4,811,826

   Conversion from Preferred Stock to
     Common                                            --            --            --

   Stock Issued in Connection with
     Exercise of C and D Warrants                      --            --     2,080,494

   Additional Cost of Public Offering                  --            --        (5,000)

   Dividend on Preferred Stock                    (41,360)           --       (41,360)

   Stock Issued as Preferred Dividend             (17,500)           --            --

   Stock Issued in Connection with
     Exercise of Stock Options                         --            --         3,550

   Net Income                                     232,629            --       232,629
                                           --------------  ------------  ------------

BALANCE - NOVEMBER 30, 1993 -
   FORWARD                                 $   (4,283,809) $   (408,729) $  7,082,139
                                           ==============  ============  ============

See Notes to Consolidated Financial Statements.

                                      F-6

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                     PAID-IN                                PAID-IN
                                          PREFERRED                  CAPITAL      COMMON                    CAPITAL
                                            STOCK     PREFERRED    PREFERRED       STOCK       COMMON        COMMON
                                            -----     ---------    ---------       -----       ------        ------
                                           [SHARES]     STOCK         STOCK       [SHARES]     STOCK         STOCK
                                            ------      -----         -----        ------      -----         -----
BALANCE - NOVEMBER 30, 1993 -
   FORWARDED                                    450   $      450  $    523,501      6,974,009  $    69,740  $11,180,986

   Conversion from Preferred Stock to
   Common                                        (1)          (1)       (3,628)         1,800           18        3,611

   Stock Issued in Connection With
     Exercise of  C and D Warrants               --           --            --        807,887        8,079    1,943,268

   Stock Issued for Acquisitions                 --           --            --        122,123        1,221      143,535

   Stock Issuable for Acquisitions              --            --            --             --           --      354,687

   Stock Issued in Connection with
     Exercise of Options                         --           --            --          3,333           33        6,217

   Stock Issued as Preferred Dividend            --           --            --          6,624           66       15,934

   Dividend on Preferred Stock                   --           --            --             --           --          --

   Net [Loss]                                    --           --            --             --           --          --
                                           --------   ----------  ------------   ------------  -----------  -------------

   BALANCE - NOVEMBER 30, 1994                  449   $      449  $    519,873      7,915,776  $    79,157  $13,648,238


                                                             TREASURY
                                                             --------
                                             [DEFICIT]       STOCK        TOTAL
                                              -------        -----        -----
BALANCE - NOVEMBER 30, 1993 -
   FORWARDED                             $ (4,283,809)  $  (408,229)  $  7,082,139

   Conversion from Preferred Stock to
   Common                                        --           --            --

   Stock Issued in Connection With
     Exercise of  C and D Warrants               --           --         1,951,347

   Stock Issued for Acquisitions                 --           --           144,756

   Stock Issuable for Acquisitions               --           --           354,687

   Stock Issued in Connection with
     Exercise of Options                         --           --             6,250

   Stock Issued as Preferred Dividend         (16,000)        --              --

   Dividend on Preferred Stock                (41,360)        --           (41,360)

   Net [Loss]                                (563,351)        --          (563,351)
                                           -----------  -----------   ------------

   BALANCE - NOVEMBER 30, 1994            $(4,904,520)  $  (408,729)  $  8,934,468

See Notes to Consolidated Financial Statements.

                                      F-7

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED
                                                                                NOVEMBER 30,
                                                                          1 9 9 4             1 9 9 3
                                                                          -------             -------
OPERATING ACTIVITIES:
   Net Income [Loss]                                                  $      (563,351)    $       232,629
                                                                      ----------------    ---------------
   Adjustments to Reconcile Net Income [Loss] to Net
     Cash Provided by Operating Activities:
     Depreciation and Amortization                                            413,062             340,287
     Provision for Losses on Accounts Receivable                              376,000             219,000
     Expense Related to Exercise of Options                                     5,250              -
     Gain on Sale of Building                                                 (94,642)             -

   Change in Assets and Liabilities:
     [Increase] in Accounts Receivable                                     (1,982,551)           (779,022)
     [Increase] in Other Current Assets                                       (87,113)            (54,477)
     [Increase] Decrease in Other Assets                                     (106,344)             20,031
     Increase in Accounts Payable and Accrued Expenses                        583,779              75,349
     [Decrease] in Payroll Taxes Payable                                       (7,494)            (84,684)
     Decrease] Increase in Other Current Liabilities                          (66,024)             64,862
     [Decrease] in Other Payables                                               -                  (6,265)
                                                                      ---------------     ---------------

     Total Adjustments                                                       (966,077)           (204,919)
                                                                      ----------------    ---------------

   NET CASH PROVIDED [USED] BY - OPERATING ACTIVITIES - FORWARD            (1,529,428)             27,710
                                                                      ----------------    ---------------

INVESTING ACTIVITIES:
   Capital Expenditures                                                      (422,193)           (255,548)
   Proceeds from Sale of Building                                             100,000              -
   Investment in Marketable Securities                                       (924,633)             -
   Puchase of Nassau Newspapers                                              (319,906)             -
   Purchase of Westside                                                      (194,898)             -
   Purchase of Brooklyn                                                       (32,750)             -
   Purchase of Bronx Press Review                                             (25,676)            (90,000)
                                                                      ----------------    ---------------

   NET CASH [USED] BY - INVESTING ACTIVITIES - FORWARD                     (1,820,056)           (345,548)
                                                                      ----------------    ---------------

FINANCING ACTIVITIES:
   Principal Payments Long-Term Debt                                         (470,250)           (521,250)
   Proceeds from Exercise of Stock Options                                      1,000                 500
   Proceeds from Exercise of Warrants and Underwriter Option                1,951,347           2,080,494
   Principal Payments on Notes Payable                                        (81,254)             -
   Costs of Public Offering                                                    -                   (5,000)
   Dividend on Preferred Stock                                                (41,360)            (41,360)
                                                                     ----------------    ----------------
   NET CASH PROVIDED BY - FINANCING ACTIVITIES - FORWARD              $     1,359,483     $     1,513,384

See Notes to Consolidated Financial Statements.


                                      F-8

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEARS ENDED
                                                                                                NOVEMBER 30,
                                                                                          1 9 9 4             1 9 9 3
                                                                                          -------             -------
   NET CASH PROVIDED [USED] BY - OPERATING ACTIVITIES -
     FORWARDED                                                                        $    (1,529,428)    $        27,710
                                                                                      ----------------    ---------------

   NET CASH [USED] BY - INVESTING ACTIVITIES - FORWARDED                                   (1,820,056)           (345,548)
                                                                                      ----------------    ---------------

   NET CASH PROVIDED BY - FINANCING ACTIVITIES - FORWARDED                                  1,359,483           1,513,384
                                                                                      ---------------     ---------------

   NET INCREASE IN CASH AND CASH EQUIVALENTS                                               (1,990,001)          1,195,546

CASH AND CASH EQUIVALENTS - BEGINNING OF YEARS                                              2,832,858           1,637,312
                                                                                      ---------------     ---------------

CASH AND CASH EQUIVALENTS - END OF YEARS                                              $       842,857     $     2,832,858
                                                                                      ===============     ===============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the years for:
     Interest                                                                         $         8,240     $            --
     Income Taxes                                                                     $            --     $            --

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

   See Note 3 to financial statements relating to acquisitions consummated in December 1993, August 1994 and September 1994 and Note 9 relating to capital transactions.

See Notes to Consolidated Financial Statements.

                                      F-9

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

[1] ORGANIZATION AND INDUSTRY SEGMENT
News Communications, Inc. ["the Company"] was incorporated in the State of Nevada and is primarily engaged, through various wholly-owned and two eighty percent owned subsidiaries, in the publication and distribution of advertiser supported, community oriented newspapers and a magazine. The Company's subsidiaries are Access Network Corp. ("Access"), Manhattan Publishing Corp. ("MPC"), Tribco Incorporated ("Tribco"), Dan's Papers Inc. ("DPI"), Parkchester Publishing Co., Inc. ("Bronx Press Review"), Long Island Community Newspaper Group, Inc. ("Nassau Newspapers"), Manhattan File Publishing, Inc, ("Manhattan File"), Capitol Hill Publishing, Inc ("Capitol Hill"), Brooklyn Newspaper Publishing, Inc. ("Brooklyn") and Westside Newspaper Corp. ("Westside"). The Company functions primarily in one industry segment, that is the news publication business.

[2] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements of the Company include the accounts of the parent company and its wholly-owned and majority owned subsidiaries. All material intercompany transactions have been eliminated.

PROPERTY AND EQUIPMENT - All expenditures for betterments and additions are capitalized. Expenditures for normal repairs and maintenance are charged against income as incurred. Depreciation and amortization are provided for financial reporting purposes on the basis of the various estimated useful lives of the assets, using the straight-line method as follows:

                                                            Years
Transportation Equipment                                      5
Furniture, Fixtures and Office Equipment                    5 - 10
Leasehold Improvements                                  Shorter of Useful
                                                        Life of Asset or
                                                        Length of Lease

Depreciation and amortization expense for the years ended November 30, 1994 and 1993 amounted to $123,503 and $118,873, respectively.

ACCOUNTS RECEIVABLE - The Company uses the allowance method based on a percentage of accounts receivable to provide for uncollectible trade receivables.

GOODWILL - Goodwill represents the excess of the cost of acquired assets over their fair values at dates of acquisition and is being amortized over ten ($199,654) to twenty ($3,703,457) years on a straight-line basis. Amortization expense and accumulated amortization amounted to $264,079 and $1,151,730, resepctively, for the year ended November 30, 1994. Amortization expense for the year ended November 30, 1993 amounted to $221,414. The Company's policy is to record an impairment loss against the net unamortized cost of goodwill in the period when it is determined that the carrying amount of the asset may not be recoverable. At each balance sheet date, the Company evaluates the realizability of goodwill for each subsidiary having a material goodwill balance. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future non-discounted net income of the subsidiary would become less than the carrying amount of the goodwill asset. Based upon its most recent analysis, the Company believes that no impairment of goodwill exists at November 30, 1994.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.



                                      F-10

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, SHEET #2


[2] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]


REVENUE RECOGNITION - Revenues are earned as the advertisements are run, in accordance with customer agreements. Unearned revenues of $14,225 at November 30, 1994 are included in accrued expenses and represent future advertisements that have been paid for by customers in advance.

COVENANT NOT TO COMPETE - Included in other assets is a covenant not to compete with an initial cost of $127,400, which is being amortized over five years on a straight-line basis. At November 30, 1994 accumulated amortization amounted to $76,990. Amortization expense amounted to $25,480 for each of the years ended November 30, 1994 and 1993.

SEASONALITY - One of the Company's publications [which generated approximately 21% of revenues in fiscal 1994 and 25% of revenues in fiscal 1993] is a resort area newspaper, which has most of its revenue generated during the summer.

CONCENTRATION OF CUSTOMERS - The majority of the Company's customers are located in four of the boroughs of New York City, in Nassau County and on Eastern Long Island.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investments of temporary cash investments to financial institutions with high credit standing. At November 30, 1994, the Company had cash and invested assets of approximately $1,425,358 which were subject to credit risk in excess of insured amounts. Credit risk on trade receivables is minimized as a result of the large number of customers comprising the Company's customer base and their dispersion across different businesses.

[3] ACQUISITIONS

On December 9, 1993, the Company, through its wholly-owned subsidiary, Nassau Newspapers, acquired certain assets of Long Island News Group [LING] and MB Publishing Co. [MB] publishers of eight paid weekly newspapers in Nassau County, New York for $300,000 in cash and stock valued at approximately $355,000. The stock was valued by the Company at approximately $2.20 per share. This valuation represents a discount from the December 9, 1993, quoted market price of the stock. Such discount was reflected due to the restricted nature of the securities and the deferral of their issuance. The stock is scheduled to be issued to the seller as follows:

                                       Date                 Shares
                                   ----------------         ------

                                   December 9, 1996         103,857
                                   December 9, 1997          21,714
                                   December 9, 1998          36,572
                                                            -------
                                              Total         162,143
                                                            -------

On August 18, 1994, the Company acquired through its wholly owned subsidiary, Brooklyn, certain assets of Brooklyn Skyline Publications, Inc. ("Brooklyn Skyline") for cash and stock valued at approximately $104,000.

On September 27, 1994, the Company acquired through its wholly owned subsidiary, Westside, certain assets of Enlightenment Press, Inc. ("Enlightenment"), the publisher of the Chelsea Clinton News and the Westsider, for cash and stock valued at approximately $246,000.


                                      F-11

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, SHEET #3

A summary of the purchase price details is as follows:

                               Nassau
                             Newspapers        Brooklyn     Westside   Total
                             ----------        --------     --------   -----
Cash                          $300,000       $   25,000    $ 180,000 $  505,000
Common Stock at Par
  (284,266 shares)               ---                600          621      1,221
Additional Paid-In Capital     354,687           78,150       65,385    498,222
                               -------        ---------    --------- ----------

                              $654,687        $ 103,750    $ 246,006 $1,004,443
                              --------        ---------    --------- ----------


The transactions above were accounted for by the purchase method of accounting under which purchase prices were allocated to the acquired assets based on estimated fair values at the date of acquisition.The assets purchased consisted primarily of the common law rights in the trade marks, trade names and publication names of the newspapers published by the previous owners. The value of the assets purchased amounted to $1,036,997 of which $32,554 was for legal and other costs directly related to the acquisitions. The cost, which has been allocated to goodwill, will be amortized on a straight-line basis over twenty years.

The results of operations of the above publications are included in the consolidated statement of operations for the year ended November 30, 1994, only for the periods from the dates of purchase to such year end.

The following proforma combined results of operations are adjusted for the amortization of goodwill purchased in connection with the acquisitions as though they had occurred on December 1, 1992:

                                            Year Ended           Year Ended
                                           November 30,         November 30,
                                                 1994              1993
                                           ------------------   -----------
Net Revenues                               $  15,999,000     $  12,866,000
Net Income (Loss)                          $    (364,000)    $     127,000
Net Income (Loss) Per share                $        (.05)    $         .02

The proforma financial information is not necessarily indicative either of the results of operations that would have occurred had the mergers been effected December 1, 1992, or of the future results of operations.

Certain former owners of the publications purchased have entered into employment contracts with the Company (see Note 10).


[4] ACCRUED PAYROLL TAXES

Accrued payroll taxes represent past-due amounts owed, plus interest and penalties.

[5] NOTES PAYABLE

In connection with the purchase of the Parkchester Publishing Co., Inc. [Publisher of the "Bronx Press Review"] the Company incurred indebtedness of $235,000, of which $75,747 was remaining at November



                                      F-12

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, SHEET #4

30, 1994. Interest accrues on the unpaid balance at the rate of prime plus one [approximately 7% at November 30, 1994].


Following are the maturities of notes payable:

November 30,
   1995                             $       75,747
                                     -------------

   TOTAL                            $       75,747
   -----                            ==============

Interest expense related to the above indebtedness for the years ended November 30, 1994 and 1993 amounted to approximately $8,100 and $14,100, respectively.



[6] RELATED PARTIES

Certain Company office facilities are leased from an officer of a subsidiary of the Company. Rental expense amounted to approximately $46,000 and $45,300 for the years ended November 30, 1994 and 1993, respectively. The lease commitment is adjusted annually based on the consumer price index as of November of each year with an option for five additional years. At November 30, 1994 interest bearing advances and loans due from related parties amounted to $80,121. Interest income earned on such amounts as relflected in the statement of operations for the year ended November 30, 1994, amounted to approximately $3,500.

[7] LEASES

The Company leases all operating facilities under operating leases expiring through October, 2000. Rent expense under operating leases was approximately $280,000 and $163,000 for years ending November 30, 1994 and 1993, respectively.

The future minimum payments under non-cancelable operating leases consisted of the following at November 30, 1994 [including amounts in Note 6]:

                                         Operating
                                          Leases

1995                                $      402,100
1996                                       440,400
1997                                       446.200
1998                                       451,900
1999                                       335,800
Thereafter                                 214,300

   TOTAL MINIMUM LEASE PAYMENTS     $    2,290,700
   ----------------------------      =============

The operating leases also provide for cost escalation payments and payments for maintenance and real estate taxes.

[8] TREASURY STOCK

Treasury stock is shown at cost and consists of 151,000 shares of Common Stock.

                                      F-13

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, SHEET #5


[9] PREFERRED STOCK

[A] The 10% Convertible Preferred Stock is redeemable at the option of the Company, under certain circumstances.

In September 1994, the Company distributed 6,624 shares of its Common Stock in payment of a $500 dividend per share due holders as of September 19, 1994 on each of 32 shares of 10% Convertible Preferred Stock. As a result, Common Stock at par was increased by $66, additional paid-in capital - Common Stock was increased by $15,934 and retained earnings was decreased by $16,000.

[B] ISSUANCE OF PREFERRED SHARES - On May 20, 1992, the Company issued 100 shares of its 8% Convertible Preferred Stock and 200 shares of its 12% Convertible Preferred Stock, in exchange for an aggregate of $300,000. On July 15, 1992, an additional 117 shares of 8% Convertible Preferred Stock were issued for $117,000. During the year ended November 30, 1994 and 1993, cash dividends totaling $41,360 each year were paid on the 8% Convertible Preferred Stock and the 12% Convertible Preferred Stock.

[C] CONVERSION OF PREFERRED STOCK - During 1993, 3 shares of 10% Convertible Preferred Stock were converted to 5,400 shares of Common Stock. During 1994, one share of 10% Convertible Preferred Stock was converted to 1,800 shares of Common Stock.


[10] COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of "Our Town", the newspaper published by MPC, the Company granted the seller a five year option to purchase up to 100,000 shares of its common stock at an exercise price of $2.81 per share [the average of the closing bid and asked prices on May 21, 1991].

A subsidiary of the Company has indemnified two former employees and a director from and against legal fees and adverse judgments arising in connection with certain legal actions, except such adverse judgments as may be based on claims that allege or involve wrongful conduct by said former employees and director.

The Company has an employment agreement expiring in 1998 with the President of DPI. The agreement stipulates an annual salary of $100,000 per year, adjusted for increases in the consumer price index, plus a bonus in each fiscal year based on net profits [as defined] of DPI, and fringe benefits totalling approximately $25,000 annually.

The President of DPI has the option ["put"] to require the Company to buy his shares of DPI on or after October 13, 1993 for a price equal to 20% of the retained earnings [if any] of DPI plus the greater of $200,000 or 20% of gross collected revenues [net of agency commissions] for the full fiscal year prior to exercise of the option. The option may be exercised only if the after tax profit [for the fiscal year preceding exercise] is at least equal to seven percent of gross revenues [net of agency commissions] for such fiscal year. The put option, by its terms, is exercisable at November 30, 1994. Should the option be exercised, the Company would be required to pay approximately $660,000 for the shares. The option is related to the 1988 acquisition of DPI by the Company. As such, if the option is exercised the Company will record the cost as additional goodwill to be amortized over the remaining useful life of that asset (November
1999).

The Company has an employment contract, through October 14, 1999, with its President. The contract stipulates an annual base salary of $150,000 plus bonuses as determined by the board of directors.

                                      F-14

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, SHEET #6

In August 1993, the Chairman of the Board entered into a five year employment agreement with the Company. The agreement calls for an annual salary of $145,000 and certain other benefits. Stock options for 300,000 shares of the Company's Common Stock at an exercise price of approximately $2.38 per share expiring on August 31, 1998 were awarded to the chairman in connection with the agreement [See Note 12B].

In November 1994, the Executive Vice-President of the Company entered into a three year employment agreement with the Company at an annual salary of $80,000 (subject ot cost-of-living increases) plus a bonus based on 5% of the net profit (for fiscal years beginning December 1, 1994) of Access, MPC, Manhattan File and Westside. Such bonus is to be no less than $45,000, nor more than $70,000.

The President of Nassau Newspapers has an employment agreement expiring in December 1996. The agreement stipulates an annual salary of $99,000, plus a bonus based upon the net profits (as defined) of Nassau Newspapers.

The Publisher of Brooklyn has an employment agreement expiring in August 1999. The agreement stipulates an annual salary of $60,000, plus increases and bonuses based upon the net profits (as defined) of Brooklyn.

Certain holders of options, warrants and stock of the Company have received registration rights with respect to the securities held by or issuable to them. These registration rights could result in substantial future expense to the Company and could adversely affect any future equity or debt financing.

[11] LITIGATION

The Company is subject to lawsuits arising out of its business. Management, after review and consultation with counsel, believes it has meritorious defenses and does not believe that it is reasonably possible that there is any liability from these matters which would materially affect the consolidated financial position of the Company or the consolidated results of its operations.

[12] STOCK OPTIONS AND WARRANTS

[A] STOCK OPTION PLAN - The Company has a Stock Option Plan pursuant to which it has reserved authorized, but unissued, shares of Common Stock for issuance of both Qualified Incentive Stock Options and Non-qualified Stock Options to employees, officers and directors of the Company. The option price will be the fair market value [110% of the fair market value for Qualified Incentive Stock Options granted to a holder of 10% or more of the Company's Common Stock] as defined by the plan. Generally, options may be exercised commencing two years from the date of grant and terminating ten years from the date of grant. Following is a summary of transactions:

                                                       Shares under Option
                                                            November 30,
                                                      1 9 9 4          1 9 9 3
                                                      -------          -------

Outstanding - Beginning of Periods                    106,666           44,166
Granted during period                                  62,000           85,000
Terminated during period                               32,500           22,500
                                               --------------    -------------

Outstanding - End of Periods [1]                      136,166          106,666
                                               ==============     =============

[1] With an exercise price per share ranging from $2.00 to $9.00, giving effect to the one-for-ten reverse stock split, which occurred on May 12, 1992.

                                      F-15

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, SHEET #7

At November 30, 1994 and 1993, there were 30,501 and 60,001 shares, respectively, reserved for future grants.

[B] DIRECTORS AND OFFICERS STOCK OPTION PLAN - On August 17, 1993, the Board of Directors ["the Board"] adopted a "Discretionary Directors and Officers Stock Option Plan" [the "Discretionary Option Plan"] pursuant to which the Board may award options to purchase an aggregate of 1,000,000 shares of Common Stock to directors and officers of the Company and its subsidiaries which shall be exercisable at the market price on the date of grant for periods, and under conditions, specified by the Board in such grants. Options under the Discretionary Option Plan are non-qualified and non-incentive options for purposes of income taxation and are not intended to qualify under Section 422A of the Internal Revenue Code of 1986. During the year ended November 30, 1994, the Board granted officers and directors options to purchase up to 455,500 shares of Common Stock under the Discretionary Option Plan, which are exercisable until August 31, 1999, at prices ranging from $2.00 to $2.63 per share [the last sale price on the date of the grant].

On August 17, 1993, the Board also adopted a "Non-discretionary Directors Stock Option Plan" [the "Non-discretionary Option Plan"] pursuant to which each director will be granted, on August 17, 1993 and each anniversary thereof on which he or she continues to be a director, a five-year option to purchase 10,000 shares of Common Stock at the market price on the date of the grant. The Non- discretionary Plan also provides that any person becoming a director within the six months after any August 17 will be granted an option for 10,000 shares on the date he or she becomes a director. Pursuant to the Non-discretionary Option Plan, Company directors each received options to purchase 10,000 shares of Common Stock at $2.63 per share on August 17, 1994.

 [C] WARRANTS - At November 30, 1994, the Company had outstanding Redeemable Class A Warrants to purchase 2,305,980 shares of the Company's Common Stock at approximately $4.49 per share. The Warrants became exercisable September 19, 1990 and expire September 19, 1995. The Warrants are redeemable by the Company, under certain conditions, until September 19, 1995. During the year ended November 30, 1994, 368,295 redeemable Class C Warrants and 289,560 redeemable Class D Warrants were exercised. In January 1994 the underwriter of the Company's October 1992 public offering exercised its unit option. The net proceeds to the company as a result of these tranactions was approcimately $1,951,000. At November 30, 1994 there remained outstanding 830,450 redeemable Class C Warrants and 938,935 redeemable Class D Warrants. Each Class C Warrant which entitles the holder to purchase one share of the Company's Common Stock at $2.00 per share, became exercisable October 9, 1993 and expire October 9, 1996. Each Class D Warrant which entitles the holder to purchase one share of the Company's Common Stock at $3.00 per share, became exercisable October 9, 1993 and expire October 9, 1998. The warrants are redeemable by the Company under certain conditions, after October 9, 1993.


                                      F-16

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, SHEET #8

[13] INCOME TAXES

The provision for federal and state income taxes consists of the following:

                                                         November 30,
                                                    1 9 94            1 9 9 3

Federal Currently Payable                    $      --          $     146,129
State Currently Payable                             --                 46,404
                                             --------------     -------------

Totals                                              --                192,533
Less:  Extraordinary Item: Reduction of
           Income Taxes resulting from
           Utilization of Operating Loss
           Carryforwards                            --               (192,533)
                                             --------------     -------------

                                             $           --     $          --
                                             ==============     =============

The Company has net operating loss carryforwards for tax purposes which expire as folllows:

                                             Year                   Amount
                                             ----                ---------
                                             2001                 $    25,000
                                             2002                     145,000
                                             2003                     585,000
                                             2004                     950,000
                                             2005                     370,000
                                             2006                     365,000
                                             2007                     340,000
                                                                -------------
                                             Total                 $2,780,000
                                                                -------------

As a result of the change in ownership in October 1987, the use of approximately $460,000 of the net operating loss carryforwards to offset taxable income in any year ending after October 1, 1987 will be limited.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective December 1, 1993. SFAS No. 109 requires the establishment of a deferred tax asset for all deductible temporary differences and operating loss carryforwards. The deferred tax asset attributable to operating loss carryforwards amounted to approximately $1,200,000 at November 30, 1994. Because of the Company's cumulative losses in recent years, however, any deferred tax asset established for utilization of the Company's tax loss carryforwards would correspondingly require a valuation allowance of the same amount pursuant to SFAS No. 109. Accordingly, no deferred tax asset is reflected in these consolidated financial statements.

[14] EARNINGS [LOSS] PER SHARE

Earnings [Loss] per share amounts are computed based on the weighted average number of shares outstanding. Options, warrants and Convertible Preferred Stock are assumed converted if dilutive.

[15] NEW AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

As described in Note 13, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" on December 1, 1993. Since that implementation, the Financial Accounting Standards Board has isssued eleven new authorative accounting pronouncements (SFAS's).

                                      F-17

NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, SHEET #9


With the exception of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", these new pronouncements either do not apply to the Company, or will be implemented when the Company engages in applicable transactions. SFAS No. 115 requires management to classify its investments in debt and equity securities as trading, held-to-maturity, and/or available-for-sale at the time of purchase and to reevaluate such determination at each balance sheet date. The Company does not anticipate that it will have many investments that will qualify as trading or held-to-maturity investments. Debt securities for which the Company does not have the intent or ability to hold to maturity will be classified as available-for-sale, along with most investments in equity securities. Securities available-for-sale are to be carried at fair value, with any unrealized holding gains and losses, net of tax, reported in a separate component of shareholders' equity until realized. The Company will implement SFAS No. 115 on December 1, 1994. None of these potentially applicable accounting pronouncements is anticipated to have a material impact on the Company's consolidated financial statements

 [16] SUBSEQUENT EVENTS

[A] EXERCISE OF WARRANTS - Subsequent to November 30, 1994, 4,800 redeemable Class C Warrants were exercised resulting in net proceeds to the Company of approximately $9,600.

[B] PAYMENT OF DEBT - In January 1995 the Company made the scheduled payment, including interest, described in Note 5.

[17] FOURTH QUARTER ADJUSTMENTS (UNAUDITED) - There were certain adjustments recorded in the fourth quarter of fiscal year ended November 30, 1994, and the aggregate effect of such adjustments was material to the results of that quarter. Approximately $400,000 of start-up costs relating to Manhattan File and Capitol Hill which were deferred in the third quarter were expensed in the fourth quarter upon commencement of regular operations of those publications.



                               . . . . . . . . . .





                                      F-18

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   NEWS COMMUNICATIONS, INC.

Date:   March 13, 1995                          By:   s/  Michael Schenkler
                                                    ----------------------------
                                                    Michael Schenkler, President

              In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/  Michael Schenkler                  Director, President and         March 13, 1995
--------------------------------
Michael Schenkler                       Principal Executive Officer


                                        Director                        March   , 1995
--------------------------------
Gary Ackerman


/s/ Eric Breindel                       Director                        March 13, 1995
--------------------------------
Eric Breindel


/s/  John Catsimatidis                  Director                        March 13, 1995
--------------------------------
John Catsimatidis


                                        Director, Chairman of           March   , 1995
--------------------------------
Jerry Finkelstein                       the Board


/s/  Joseph Fisher                      Director                        March 13, 1995
--------------------------------
Joseph Fisher


/s/  David Jaroslawicz                  Director                        March 13, 1995


--------------------------------
David Jaroslawicz


s/  William J. Kelleher                 Director                        March 13, 1995
--------------------------------
William J. Kelleher


                                        Director                        March   , 1995
--------------------------------
Andrew Maloney


/s/  Christopher C. McGrath             Director                        March 13, 1995
--------------------------------
Christopher C. McGrath


/s/  Martin J. McLaughlin               Director                        March 13, 1995
--------------------------------
Martin J. McLaughlin


                                        Director                        March   , 1995
--------------------------------
Andrew J. Stein


/s/  Arthur Tarlow                      Director                        March 13, 1995
--------------------------------
Arthur Tarlow


/s/  Robert Berkowitz                   Controller, Chief Financial     March 13, 1995
--------------------------------
Robert Berkowitz                        and Accounting Officer
